30,043,853 American Depositary Shares	Filed pursuant to Rule 424(b)(3)
SPARK NETWORKS PLC	Registration No. 333-123228

Representing 30,043,853 Ordinary Shares

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The selling shareholders identified in this prospectus and any prospectus supplement are offering 30,043,853 ordinary shares in the form of American Depositary Shares, or ADSs. Each ADS represents the right to receive one ordinary share. We will not receive any proceeds from the sale of our shares by the selling shareholders.

•	No established public market for our ordinary shares or ADSs currently exists in the United States of America.

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Our ordinary shares in the form of Global Depositary Shares, or GDSs, currently trade on the Frankfurt Stock Exchange under the symbol “MHJG.” The last reported sales price of the GDSs on the Frankfurt Stock Exchange on April 25, 2007 was €4.68 per GDS, or $6.38 per GDS.

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Our ordinary shares in the form of ADSs currently trade on the American Stock Exchange under the symbol “LOV.” The last reported sales price of the ADSs on the American Stock Exchange on April 25, 2007 was $6.20 per ADS.

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The current offering price as of the date of this prospectus is between approximately $4.78 and $6.38, which is approximately 75% and 100% of the last reported sales price of the GDSs on the Frankfurt Stock Exchange as of April 25, 2007. Selling shareholders will sell the ADSs at this price until our ADSs are listed on the American Stock Exchange and there is an established market for these shares, the selling shareholders may sell the ADSs from time to time at market price prevailing on the American Stock Exchange at the time of offer and sale, or at prices related to such prevailing market prices or in negotiated transactions or a combination of such methods of sale directly or through brokers.

This investment involves risk. See “Risk Factors” beginning on page 4.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

NOTICE TO RESIDENTS OF THE UNITED KINGDOM AND OTHER MEMBER STATES OF THE EUROPEAN UNION: The shares and ADSs referred to in this document may only be sold or offered to, and this prospectus and any other invitation or inducement to buy or participate in the offer or sale of shares or ADSs may only be communicated to, persons outside the United Kingdom and other member states of the European Union (such persons outside the United Kingdom and other member states of the EU, the “Relevant Persons”). The shares and ADSs to which this prospectus relates are available only to Relevant Persons and this prospectus must not be acted on or relied on by persons that are not Relevant Persons. Any investment or investment activity to which this prospectus relates is available only to Relevant Persons and may be engaged in only with Relevant Persons. Any person communicating any information relating to this prospectus or the shares and ADSs in the UK or another member state of the European Union should comply with all applicable provisions of the Financial Services and Markets Act 2000 in the UK (“FSMA”) and/or other applicable legislation of the relevant member state of the European Union (including the applicable provisions of the Prospectus Directive (2003/71/EC)) and any regulations made thereunder in so doing. Persons in the UK or another member state of the European Union who are in any doubt as to the action they should take are recommended to seek their own personal financial advice from their stockbroker, bank manager, accountant or other financial adviser who is authorized under the FSMA or the relevant competent authority or national regulator of that member state.

The date of this prospectus is April 26, 2007

PROSPECTUS SUMMARY

This summary highlights information continued elsewhere in this prospectus and does not contain all the information you should consider in your investment decision. You should read this summary, which includes material information, with the more detailed information set out in this prospectus and the financial statements and related notes included in our reports filed with the SEC and incorporated by reference herein. You should carefully consider, among other things, the matters discussed in “Risk Factors.” We were incorporated in September 1998 under the laws of England and Wales as a public limited company. Throughout this prospectus, we refer to Spark Networks plc and our subsidiaries as “we,” “us,” “our,” “our company,” and “Spark Networks” unless otherwise indicated. Spark Networks, MatchNet, JDate, AmericanSingles and MingleMatch are some of our trademarks. Spark Networks and Spark Networks logos are trademarks and/or registered trademarks of Spark Networks plc. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of the respective holders.

Our Business

We are a leading provider of online personals services in the United States and internationally. Our Web sites enable adults to meet online and participate in a community, become friends, date, form a long-term relationship or marry. We provide this opportunity through the many features on our Web sites, such as detailed profiles, onsite email centers, real-time chat rooms and instant messaging services. During 2006, Spark Networks averaged approximately 2.8 million unique monthly visitors from the United States to its websites, according to comScore Media Metrix. This ranked us as the fourth largest provider of online personals services in the United States, in terms of average monthly unique visitors for the year. The number of “total unique visitors” to our Web sites as measured by comScore Media Metrix does not correspond to the number of members we have in any given period.

Currently, our Web sites include JDate.com, AmericanSingles.com, BlackSingles.com and Relationships.com. We also operate several international Web sites and maintain operations in the United States, Israel and the United Kingdom. Membership on our sites is free and allows a registered user to post a personal profile and to access our searchable database of member profiles and customer service that is available 24 hours a day, seven days a week. The ability to initiate most communication with other members requires the payment of a monthly subscription fee, which represents our primary source of revenue. We also offer discounted subscription rates for members who subscribe for three, five, six and twelve-month periods. Our subscription programs renew automatically for subsequent one-month periods until paying subscribers terminate them.

We believe online personals fulfill significant needs for single adults looking to meet a companion or date. Traditional methods such as printed personals advertisements, offline dating services and public gathering places often do not meet the needs of single people. Printed personals advertisements offer individuals limited personal information and interaction before meeting. Offline dating services are time-consuming, expensive and offer a smaller number of potential partners. Public gathering places such as restaurants, bars and social venues provide a limited ability to learn about others prior to an in-person meeting. In contrast, online personals services facilitate interaction between singles by allowing them to screen and communicate with a large number of potential companions. With features such as detailed personal profiles, email and instant messaging, this medium allows users to communicate with other singles at their convenience and affords them the ability to meet multiple people in an anonymous, convenient and secure online setting.

For the year ended December 31, 2006, we had approximately 236,868 average paying subscribers, an increase of 10% over the year ended December 31, 2005.

We intend to grow our business in the following ways:

Drive traffic. We believe there are significant opportunities to drive additional traffic to our Web sites through integrated and targeted marketing and cross-promotion into vertical affinity markets.

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Integrated and targeted marketing. We believe targeting potential members with consistent and compelling marketing messages, delivered through a broad mix of marketing channels, will be effective in driving more traffic and a higher percentage of relationship-oriented singles to our Web sites. We intend to use a variety of channels to build our brands and increase our base of subscribers including online and offline advertising, customer relationship management tools, public relations, promotional alliances and special events.

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Cross-promote into vertical affinity markets. Our large base of members provides us with a significant amount of consumer data to evaluate cross-promotion opportunities for growth into vertical affinity markets such as those acquired in the MingleMatch acquisition. We are able to analyze different groups of members by key metrics such as total potential subscribers and average revenue per paying subscriber and identify those targeted groups that may prefer a service dedicated to their particular affinity groups. We intend to target and cross-promote into vertical affinity markets that we believe are receptive to paid online personals and are large enough to attain a critical mass of members and paying subscribers.

Increase Conversion Rates. We believe a significant growth opportunity lies in our ability to convert more of our members into paying subscribers. We plan to achieve this increase in conversion by focusing on:

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Improved member communications. We believe enhanced member communications is a key component to growing our business. We continue to focus on improving and enhancing our Web site functionality and features to encourage communications between members. Most of these communications require members become paying subscribers. We will also continue to inform members of new features and functions with the goal of increasing the number of visitors to our Web sites who become paying subscribers.

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Improved technology. We believe the more successful members are in finding matches in our database, the more likely they are to want to communicate with those members. To initiate email and instant message communication or participate in the chat rooms or message boards, members must become paying subscribers. We intend to continue to enhance our technology and the quality and relevance of our search results to provide fast, relevant suggestions.

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Leveraging strong customer service. Each time a member or potential members contacts our customer service center by email or phone, he or she represents a potential new paying subscriber to our services. By training our customer service representatives on upselling opportunities, we believe they will continue to be successful in selling our subscription-based services.

Extend into new affinity-focused markets. We constantly evaluate new opportunities in an attempt to identify new affinity-focused markets into which we may expand either organically or through acquisition. Our large base of members provides us with a significant amount of consumer data to evaluate opportunities for growth into such new markets and identify those target groups that may prefer a service dedicated to their particular affinity group. We intend to target affinity markets we believe are receptive to paid online personals and are large enough to attain a critical mass of members and paying subscribers.

Implement ad sales. We believe there is an opportunity for additional revenue from the sale of advertising on our Web sites. We expect advertisers will continue to seek highly targeted environments such as ours to complement their brands and reach a niche consumer. We intend to remain selective about our choices for advertising partners so as not to adversely affect the quality of our user experience. In addition, advertisers have voiced an interest in our ability to provide them with an offline presence at our various parties and events around the country.

Expand offline presence. We intend to expand upon our offline events offerings and offer a value proposition to our subscribers that is unique in the dating world. Our network provides increased distribution and promotion for our HurryDate and Schmooz-A-Palooza events offerings. In addition, we plan to expand JDate’s existing offline offering, which currently includes travel, parties and other activities, to include speed dating events. It is also our intention to offer our events to other communities across our network.

Office Location

Our principal executive offices are located at 8383 Wilshire Boulevard, Suite 800, Beverly Hills, California 90211. Our telephone number at that location is (323) 836-3000. Our registered office is located at 24/26 Arcadia Avenue, London, N3 2JU, England. Our corporate Web site address is www.spark.net. This is a textual reference only. We do not incorporate the information on our Web site into this prospectus, and you should not consider any information on, or that can be accessed through, our Web site as part of this prospectus.

About This Prospectus

We have filed with the SEC a registration statement on Form S-1 (Registration No. 333-123228) under the Securities Act of 1933 (the “Securities Act”). Post-effective Amendment No.2 to the registration statement was declared effective on June 12, 2006 and is further amended by this post-effective amendment on Form S-3 with respect to the securities offered under this prospectus. This prospectus relates to an aggregate amount of up to 30,043,853 ordinary shares that may be offered for sale by the selling shareholders. The selling shareholders may sell these ordinary shares directly to purchasers or they may sell these ordinary shares to purchasers through agents or dealers pursuant to this prospectus. The selling shareholders will receive all of the proceeds from the sale of his, her or its ordinary shares. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” and “Information Incorporated By Reference” beginning on page 32 of this prospectus.

Our Securities

Our ordinary shares currently trade on the Frankfurt Stock Exchange in the form of Global Depositary Shares, or GDSs, and on the American Stock Exchange in the form of American Depositary Shares, or ADSs, each of which represents the right to receive one ordinary share. The selling shareholders identified in this prospectus and any prospectus supplement are offering 30,043,853 ordinary shares in the form of ADSs, each of which represents the right to receive one ordinary share. ADSs may be issued to persons located in the United States and the selling shareholders may sell their ordinary shares in the form of ADSs after this registration statement or any post-effective amendment or prospectus supplements to this registration statement, if applicable, is declared effective by the Securities and Exchange Commission, except during any time with respect to which we inform those shareholders that this registration statement may not be relied upon. Selling shareholders that hold their ordinary shares in the form of GDSs may offer and sell their shares in the United States by surrendering those GDSs to our depositary bank, The Bank of New York, and requesting the depositary bank to deliver ADSs to the order of the purchaser. Once GDSs have been surrendered for ordinary shares, the shares may not be re-deposited for GDSs because the GDS facility has been closed to any deposits of shares for GDSs, and if and when all GDSs have been surrendered, we intend to terminate our GDS deposit agreement such that our ordinary shares will only be publicly traded in the form of ADSs.

We are registering the ordinary shares in the form of ADSs, and not directly as ordinary shares. An acquisition or transfer of an ordinary share in the United States will generally trigger a charge to United Kingdom stamp duty, and such stamp duty is generally not triggered when the sale or transfer of the beneficial interest in the ordinary shares is effected by a transfer of ADSs. See “Taxation” on page 27 for additional information regarding taxation of our ordinary shares and ADSs.

The Offering

ADSs offered by selling shareholders	30,043,853 ADSs(1)

Total ordinary shares outstanding after the offering, including ordinary shares underlying ADSs and GDSs	30,761,855 Ordinary Shares(2)

Use of Proceeds	We will not receive any of the net proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

American Stock Exchange symbol	LOV

(1)	The ordinary shares are to be offered and sold in the form of American Depositary Shares, or ADSs. The ADSs, each representing one ordinary share, evidenced by American Depositary Receipts, or ADRs, upon deposit of the ordinary shares registered hereby, have been registered under a separate registration statement on Form F-6.
(2)	The total number of ordinary shares to be outstanding immediately after this offering is based on ordinary shares outstanding as of March 31, 2007. This information excludes:

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4,442,337 ordinary shares issuable upon the exercise of outstanding options as of March 31, 2007, with exercise prices ranging from $0.98 to $10.47 per share and a weighted average exercise price of $6.17 per share;

•	100,000 ordinary shares issuable upon the exercise of a warrant outstanding as of March 31, 2007, which has subsequently been exercised for 55,577 shares and is no longer outstanding; and

•	13,247,213 ordinary shares available for issuance under our 2004 share option scheme as of March 31, 2007.

Presentation of Financial Information

We report our financial statements in U.S. dollars and prepare our financial statements in accordance with generally accepted accounting principles in the United States. In this prospectus, except where otherwise indicated, references to “$” or “U.S. dollars” are to the lawful currency of the United States, references to “€” or “euro” are to the single currency of the European Union, and references to “£” or “pound sterling” are to the currency of the United Kingdom. Unless otherwise noted, the exercise prices of options as outstanding on March 31, 2007 noted in this prospectus are presented on an as converted basis into U.S. dollars at an exchange rate of € 1.327 per $1.00, which is based on the average bid and ask exchange price as reported by OANDA for March 30, 2007, the last trading day for the month of March.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. The risks described below are the material risks that we are currently aware of that are facing our company. In addition, other sections of this prospectus may include additional factors that could adversely impact our business and operating results. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our ordinary shares, in the form of ADSs, would decline and you may lose all or part of your investment.

Risks Related to Our Business

We have significant operating losses and we may incur additional losses in the future.

Although we were profitable in 2006, we have historically generated significant operating losses. As of December 31, 2006, we had an accumulated deficit of approximately $38.5 million. We had net income of approximately $6.6 million for the year ended December 31, 2006 and a loss of $1.4 million for the fiscal year ended December 31, 2005. We also had negative operating cash flow in 2004. We expect our operating expenses will continue to increase during the next several years as a result of the promotion of our services, the hiring of additional key personnel, the expansion of our operations, including the launch of new Web sites, and entering into acquisitions, strategic alliances and joint ventures. If our revenues do not grow at a substantially faster rate than these expected increases in our expenses or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur additional losses, which could be significant.

Our limited operating history and relatively new business model in an emerging and rapidly evolving market make it difficult to evaluate our future prospects.

We derive nearly all of our net revenues from online subscription fees for our services, which is an early stage business model for us that has undergone, and continues to experience, rapid and dramatic changes. As a result, we have very little operating history for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company in a new and rapidly evolving market. Our performance will depend on the continued acceptance and evolution of online personal services and other factors addressed herein. We may not be able to effectively assess or address the evolving risks and difficulties present in the market, which could threaten our capacity to continue operations successfully in the future.

If our efforts to attract a large number of members, convert members into paying subscribers and retain our paying subscribers are not successful, our revenues and operating results would suffer.

Our future growth depends on our ability to attract a large number of members, convert members into paying subscribers and retain our paying subscribers. This in turn depends on our ability to deliver a high quality online personals experience to these members and paying subscribers. As a result, we must continue to invest significant resources in order to enhance our existing products and services and introduce new high-quality products and services that people will use. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis, we may lose existing members and paying subscribers and may fail to attract new members and paying subscribers. Our revenue and expenses would also be adversely affected if our innovations are not responsive to the needs of our members and paying subscribers or are not brought to market in an effective or timely manner.

Our subscriber acquisition costs vary depending upon prevailing market conditions and may increase significantly in the future.

Costs for us to acquire paying subscribers are dependent, in part, upon our ability to purchase advertising at a reasonable cost. Our advertising costs vary over time, depending upon a number of factors, many of which are beyond our control. Historically, we have used online advertising as the primary means of marketing our services.

In general, the costs of online advertising have recently increased substantially and we expect those costs to continue to increase as long as the demand for online advertising remains robust. If we are not able to reduce our other operating costs, increase our paying subscriber base or increase revenue per paying subscriber to offset these anticipated increases, our profitability will be adversely affected.

In addition, our costs to acquire subscribers may increase if we raise prices on our websites as potential customers may be slower or more reluctant to purchase higher price services and website access.

Competition presents an ongoing threat to the performance of our business.

We expect competition in the online personals business to continue to increase because there are no substantial barriers to entry. We believe our ability to compete depends upon many factors both within and beyond our control, including the following:

•	the size and diversity of our member and paying subscriber bases;

•	the timing and market acceptance of our products and services, including the developments and enhancements to those products and services relative to those offered by our competitors;

•	customer service and support efforts;

•	selling and marketing efforts; and

•	our brand strength in the marketplace relative to our competitors.

We compete with traditional personals services, as well as newspapers, magazines and other traditional media companies that provide personals services. We compete with a number of large and small companies, including Internet portals and specialty-focused media companies that provide online and offline products and services to the markets we serve. Our principal online personals services competitors include Yahoo! Personals, Match.com, a wholly-owned subsidiary of InterActiveCorp, and eHarmony, all of which operate primarily in North America. In addition, we face competition from social networking Web sites such as MySpace and Friendster. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources and larger customer bases than we do. These factors may allow our competitors to respond more quickly than we can to new or emerging technologies and changes in customer requirements. These competitors may engage in more extensive research and development efforts, undertake more far-reaching marketing campaigns and adopt more aggressive pricing policies that may allow them to build larger member and paying subscriber bases than ours. Our competitors may develop products or services that are equal or superior to our products and services or that achieve greater market acceptance than our products and services. These activities could attract members and paying subscribers away from our Web sites and reduce our market share.

In addition, current and potential competitors are making, and are expected to continue to make, strategic acquisitions or establishing cooperative and, in some cases, exclusive relationships with significant companies or competitors to expand their businesses or to offer more comprehensive products and services. To the extent these competitors or potential competitors establish exclusive relationships with major portals, search engines and Internet service providers, or ISPs, our ability to reach potential members through online advertising may be restricted. Any of these competitors could cause us difficulty in attracting and retaining members and converting members into paying subscribers and could jeopardize our existing affiliate program and relationships with portals, search engines, ISPs and other Web properties.

Our efforts to capitalize upon opportunities to expand into new vertical affinity markets may fail and could result in a loss of capital and other valuable resources.

One of our strategies is to expand into new vertical affinity markets to increase our revenue base. We view vertical affinity markets as identifiable groups of people who share common interests and the desire to meet companions or dates with similar interests, backgrounds or traits. Our planned expansion into such vertical affinity markets will occupy our management’s time and attention and will require us to invest significant capital resources. The results of our expansion efforts into new vertical affinity markets are unpredictable, and there is no guarantee that our efforts will have a positive effect on our revenue base. We face many risks associated with our planned expansion into new vertical affinity markets, including but not limited to the following:

•	competition from pre-existing competitors with significantly stronger brand recognition in the markets we enter;

•	our improper evaluations of the potential of such markets;

•	diversion of capital and other valuable resources away from our core business;

•	foregoing opportunities that are potentially more profitable; and

•	weakening our current brands by over expansion into too many new markets.

If we fail to keep pace with rapid technological change, our competitive position will suffer.

We operate in a market characterized by rapidly changing technologies, evolving industry standards, frequent new product and service announcements, enhancements and changing customer demands. Accordingly, our performance will depend on our ability to adapt to rapidly changing technologies and industry standards, and our ability to continually improve the speed, performance, features, ease of use and reliability of our services in response to both evolving demands of the marketplace and competitive service and product offerings. There have been occasions when we have not been as responsive as many of our competitors in adapting our services to changing industry standards and the needs of our members and paying subscribers. Our industry has been subject to constant innovation and competition. Historically, new features may be introduced by one competitor, and if they are perceived as attractive to users, they are often copied later by others. Over the last few years, such new feature introductions in the industry have included instant messaging, message boards, ecards, personality profiles, and mobile content delivery. Introducing new technologies into our systems involves numerous technical challenges, substantial amounts of capital and personnel resources and often takes many months to complete. We intend to continue to devote efforts and funds toward the development of additional technologies and services. For example, in 2005 and 2006 we introduced a number of new Web sites and features, and we anticipate the introduction of additional Web sites and features in 2007 and 2008. We may not be able to effectively integrate new technologies into our Web sites on a timely basis or at all, which may degrade the responsiveness and speed of our Web sites. Such technologies, even if integrated, may not function as expected.

Our business depends on establishing and maintaining strong brands and if we are not able to maintain and enhance our brands, we may be unable to expand or maintain our member and paying subscriber bases.

We believe that establishing and maintaining our brands is critical to our efforts to attract and expand our member and paying subscriber bases. We believe that the importance of brand recognition will continue to increase, given the growing number of Internet sites and the low barriers to entry for companies offering online personals services. To attract and retain members and paying subscribers, and to promote and maintain our brands in response to competitive pressures, we intend to substantially increase our financial commitment to creating and maintaining distinct brand loyalty among these groups. If visitors, members and paying subscribers to our Web sites and our affiliate and distribution associates do not perceive our existing services to be of high quality, or if we introduce new services or enter into new business ventures that are not favorably received by such parties, the value of our brands could be diluted, thereby decreasing the attractiveness of our Web sites to such parties. As a result, our results of operations may be adversely affected by decreased brand recognition.

We may have potential liability under California state and federal securities laws with respect to the grant of share options to certain of our employees, directors and consultants and the exercise of these options.

Under our 2000 Executive Share Option Scheme (“2000 Option Scheme”), we granted options to purchase ordinary shares to certain of our employees, directors and consultants. California state securities laws generally require qualification for the offer and sale of securities subject to California law. Under California law, the grant of an option constitutes a sale of the underlying shares at the time of the option grant and not at the exercise of the option. Our option grants were not qualified and may not have been exempt from qualification under California state securities laws. As a result, we may have potential liability to those employees, directors and consultants to whom we granted options under the 2000 Option Scheme. In order to address that issue, we may elect to make a rescission offer to the holders of outstanding options under the 2000 Option Scheme to give them the opportunity to rescind the grant of their options.

As of December 31, 2006, assuming every eligible optionee were to accept a rescission offer, we estimate the total cost to us to complete the rescission would be approximately $1.3 million including statutory interest at 7% per annum. These amounts reflect the costs of offering to rescind the issuance of the outstanding options by paying an amount equal to 20% of the aggregate exercise price for the entire option. In addition, issuances of securities upon exercise of options granted under our 2000 Option Scheme may not have been exempt from registration and qualification under California state securities laws as a result of the option grants themselves and also may not have been exempt from registration under federal securities laws. Federal securities laws prohibit the offer or sale of securities unless the sales are registered or exempt from registration. The issuances of ordinary shares upon the exercise of our options were not registered and may not have been exempt from registration under California state and federal securities laws. As a result, we may have potential liability to those employees, directors and consultants to whom we issued securities upon the exercise of these options. In order to address that issue, we may elect to make a rescission offer to those persons who exercised all, or a portion, of those options and continue to hold the shares issued upon exercise, to give them the opportunity to rescind the issuance of those shares (“Option Shares”). As of December 31, 2006, assuming every eligible person that continues to hold the securities issued upon exercise of options granted under the 2000 Option Scheme were to accept a rescission offer, we estimate the total cost to us to complete the rescission would be approximately $8.1 million including statutory interest at 7% per annum, accrued since the date of exercise of the options. These amounts are calculated by reference to the acquisition price of the Option Shares. A holder could argue that this process does not represent an adequate remedy for issuance of an option and securities issued upon exercise of an option in violation of California state or federal securities laws and, if a court were to impose a greater remedy, our financial exposure could be greater. In addition, it is the Securities and Exchange Commission’s position that a rescission offer will not bar or extinguish any liability under the Securities Act of 1933 with respect to these options and shares, nor will a rescission offer extinguish a holder’s right to rescind the issuance of securities that were not registered or exempt from the registration requirements under the Securities Act of 1933. If any or all of the holders reject or fail to respond to our rescission offer, the holders will keep their options and securities and we may continue to be liable under federal and California state securities laws for up to an amount equal to the value of the options and securities granted or issued plus any statutory interest we may be required to pay. Further, claims or actions based on fraud may not be waived or barred pursuant to a rescission offer and there can be no assurance that we will be able to enforce any waivers that we may receive in connection with the rescission offer in order to bar such claims or other causes of action until the applicable statute of limitations has run. In addition, despite a rescission offer, whether accepted or not, if it is determined that we offered securities without properly registering them under federal or state law, or securing an exemption from registration, regulators could impose monetary fines or other sanctions as provided under these laws. We do not intend to seek shareholder approval for a purchase of Option Shares until we have made a rescission offer which has been accepted by any one or more shareholders and it has become necessary to seek such approval.

In summary, in order to effectuate a rescission offer and repurchase any of our own shares upon any acceptances of the rescission offer, we must satisfy the following conditions: (1) obtain additional shareholder approval of any acceptances of the rescission offer to repurchase shares; and (2) have sufficient distributable profits required to repurchase shares subject to the rescission offer. If we do not obtain the requisite shareholder approval of acceptances to a rescission offer or if we accumulate an additional deficit on our profit and loss account and we do not issue new shares for additional funds for a rescission offer, then we will not be able to effectuate a rescission offer. We have terminated and no longer grant options under our 2000 Option Scheme, but options previously granted under the 2000 Option Scheme remain in full force and effect. We filed a registration statement on Form S-8 covering the issuance of future shares upon exercise of presently unexercised options under the 2000 Option Scheme. However, none of the shares (including shares underlying unexercised options) registered on the Form S-8 will be eligible for resale if they are tendered as part of the rescission offer.

If we are unable to attract, retain and motivate key personnel or hire qualified personnel, or such personnel do not work well together, our growth prospects and profitability will be harmed.

Our performance is largely dependent on the talents and efforts of highly skilled individuals. We have recently recruited many of our directors, executive officers and other key management talent, some of which have limited or no experience in the online personals industry. For example, Adam S. Berger, a director of our company, joined the management team as our new Chief Executive Officer in February 2007. Our General Counsel started work for us in April 2006. In addition, our co-founder and former Executive Chairman of the Board resigned from his executive duties in December 2005 and from our board of directors in July 2006, and the employment of our former Chief Technology Officer ended in April 2006. Because members of our executive management have only worked together as a team for a limited time, there are inherent risks in the management of our company with respect to decision-making, business direction, product development and strategic relationships. In the event that the members of our executive management team are unable to work well together or agree on operating principles, business direction or business transactions or are unable to provide cohesive leadership, our business could be harmed and one or more of those individuals may discontinue their service to our company, and we would be forced to find a suitable replacement. The loss of any of our management or key personnel could seriously harm our business. Furthermore, we have recently experienced significant turnover on our board of directors. We currently have nine members serving on our board of directors. On September 12, 2006, we added Mr. Berger, Jonathan B. Bulkeley, CEO of Scanbuy, Inc.; Christopher S. Gaffney, Co-founder and Managing Partner of Great Hill Partners; and Scott M. Sassa, CEO and Founder of W Cubed Media to our board of directors.

We may also encounter difficulties in recruiting personnel as we become a more mature company in a competitive industry. Competition in our industry for personnel is intense, and we are aware that our competitors have directly targeted our employees. We do not have non-competition agreements with most employees and, even in cases where we do, these agreements are of limited enforceability in California. We also do not maintain any key-person life insurance policies on our executives. The incentives to attract, retain and motivate employees provided by our option grants or by future arrangements, such as cash bonuses, may not be as effective as they have been in the past. If we do not succeed in attracting necessary personnel or retaining and motivating existing personnel, we may be unable to grow effectively.

Our inability to effectively manage our growth could have a materially adverse effect on our profitability.

We have experienced rapid growth since inception. The growth and expansion of our business and service offerings places a continuous significant strain on our management, operational and financial resources. We are required to manage multiple relations with various strategic associates, technology licensors, members, paying subscribers and other third parties. In the event of further growth of our operations or in the number of our thirdparty relationships, our computer systems or procedures may not be adequate to support our operations and our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to implement and improve our operational, financial and management information systems and to expand, train and manage our employee base. If we fail to do so, our management, operational and financial resources could be overstrained and adversely impacted.

Our growth rates may decline and our operating margins could deteriorate.

Our revenue growth rate has declined over the last couple of years as our net revenues increased to higher levels and as the growth of the online personals industry slowed. A February 2007 report by Jupiter Research found that the online personals industry grew 10% in 2006 as compared to 77% growth in 2003, and Jupiter expects the online personals industry to grow at a compound annual growth rate of 8% to reach $932 million in 2011. It is possible that our operating margins will deteriorate if revenue growth does not exceed planned increases in expenditures for all aspects of our business in an increasingly competitive environment, including sales and marketing, general and administrative and technical operations expenses.

Our business depends on our server and network hardware and software and our ability to obtain network capacity; our current safeguard systems may be inadequate to prevent an interruption in the availability of our services.

The performance of our server and networking hardware and software infrastructure is critical to our business and reputation, to our ability to attract visitors and members to our Web sites, to convert them into paying subscribers and to retain paying subscribers. An unexpected and/or substantial increase in the use of our Web sites could strain the capacity of our systems, which could lead to a slower response time or system failures. Although we have not yet experienced many significant delays, any future slowdowns or system failures could adversely affect the speed and responsiveness of our Web sites and would diminish the experience for our visitors, members and paying subscribers. We face risks related to our ability to scale up to our expected customer levels while maintaining superior performance. If the usage of our Web sites substantially increases, we may need to purchase additional servers and networking equipment and services to maintain adequate data transmission speeds, the availability of which may be limited or the cost of which may be significant. Any system failure that causes an interruption in service or a decrease in the responsiveness of our Web sites could reduce traffic on our Web sites and, if sustained or repeated, could impair our reputation and the attractiveness of our brands as well as reduce revenue and negatively impact our operating results. Furthermore, we rely on many different hardware systems and software applications, some of which have been developed internally. If these hardware systems or software applications fail, it would adversely affect our ability to provide our services. If we are unable to protect our data from loss or electronic or magnetic corruption, or if we receive a significant unexpected increase in usage and are not able to rapidly expand our transaction processing systems and network infrastructure without any systems interruptions, it could seriously harm our business and reputation. We have experienced occasional systems interruptions in the past as a result of unexpected increases in usage, and we cannot assure you that we will not incur similar or more serious interruptions in the future. From time to time, our company and our Web sites have been subject to delays and interruptions due to software viruses, or variants thereof, such as internet worms. To date, we have not experienced delays or systems interruptions that have had a material impact on our business. In addition, we do not currently have adequate disaster recovery systems in place, which means in the event of any catastrophic failure involving our Web sites, we may be unable to serve our Web traffic for a significant period of time. Our servers primarily operate from only a single site in Southern California and the absence of a backup site could exacerbate this disruption. Any system failure, including network, software or hardware failure, that causes an interruption in the delivery of our Web sites and services or a decrease in responsiveness of our services would result in reduced visitor traffic, reduced revenue and would adversely affect our reputation and brands.

The failure to establish and maintain affiliate agreements and relationships could limit the growth of our business.

We have entered into, and expect to continue to enter into, arrangements with affiliates to increase our member and paying subscribers bases, bring traffic to our Web sites and enhance our brands. Pursuant to our arrangements, an affiliate generally advertises or promotes our Web site on its Web site, and earns a fee whenever visitors to its Web site click though the advertisement to one of our Web sites and register or subscribe on our Web site. Affiliate arrangements constitute over half of our marketing program. These affiliate arrangements are easily cancelable, often with one day notice. We do not typically have any exclusivity arrangements with our affiliates, and some of our affiliates may also be affiliates for our competitors. None of these affiliates, individually, represents a material portion of our revenue. If any of our current affiliate agreements are terminated, we may not be able to replace the terminated agreement with an equally beneficial arrangement. We cannot assure you that we will be able to renew any of our current agreements when they terminate or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

We rely on a number of third-party providers and their failure or unwillingness to continue to perform could harm us.

We rely on third parties to provide important services and technologies to us, including a third party that manages and monitors our offsite data center located in Southern California, ISPs, search engine marketing providers and credit card processors. In addition, we license technologies from third parties to facilitate our ability to provide our services. Any failure on our part to comply with the terms of these licenses could result in the loss of our rights to continue using the licensed technology, and we could experience difficulties obtaining licenses for alternative technologies. Furthermore, any failure of these third parties to provide these and other services, or errors, failures, interruptions or delays associated with licensed technologies, could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. Except to the extent of the terms of our contracts with such third party providers, we exercise little or no control over them, which increases our vulnerability to problems with the services and technologies they provide and license to us. In addition, if any fees charged by third-party providers were to substantially increase, such as if ISPs began charging us for email sent by our paying subscribers to other members or paying subscribers, we could incur significant additional losses.

If we fail to develop or maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm the value of our shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We have, in the past, discovered and may, in the future, discover areas of our internal controls over financial reporting that need improvement. As a U.S. public company, we are subject to the reporting requirements of the Sarbanes-Oxley Act of 2002. We will be required to annually assess and report on our internal control over financial reporting. If we are unable to adequately establish or improve our internal controls over financial reporting, we may report that our internal control are ineffective and our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal control. Ineffective internal controls over financial reporting could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our securities or could affect our ability to access the capital markets and which could result in regulatory proceedings against us by, among others, the U.S. Securities Exchange Commission.

The European Union Directive on Takeover Bids and related laws of the United Kingdom and Germany could prevent a takeover that holders of our securities consider favorable and could also reduce the market price of our securities.

On May 20, 2006, the European Union Directive on Takeover Bids (the “Takeover Directive”) became effective. Pursuant to the Takeover Directive, since we have our registered office in the United Kingdom and our GDSs are traded in Germany on the Frankfurt Stock Exchange, we are subject to takeover regulations in both the United Kingdom (the “UK Code”) and Germany (the “German Code”). These regulations could delay, deter or prevent a change in control of our company. In addition, these regulations may discourage transactions that otherwise could provide for the payment of a premium over the prevailing market price of our securities to some holders of our securities. This is due to a Takeover Directive requirement that all holders of securities of the same class must be treated equally. As a result, this also could limit the price that investors are willing to pay in the future for our securities. The mandatory offer requirement of the German Code and the UK Code prevents a bidder from accumulating a large position in the Company without extending an offer for 100% of the target’s shares. Furthermore, where a bidder offers securities that are not admitted for trading on a regulated market in the European Union it must include a cash alternative and a bidder will also be required to offer a cash alternative if it has purchased for cash shares representing at least 5% of the voting rights of our company during a certain period of time. As a result, the Takeover Directive and the related UK Code and German Code could discourage potential takeover attempts and reduce the market price of our securities.

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

In May 2005, we acquired MingleMatch, Inc. and completed an asset purchase of its main competitor, LDSSingles, in May 2006. In February 2007, we purchased the assets of HurryDate a leading online personals and singles events business. We plan, during the next few years, to further extend and develop our presence, both within the United States and internationally, partially through acquisitions of entities offering online personals services and related businesses. We have limited experience acquiring companies and the companies we have acquired have been small. We have evaluated, and continue to evaluate, a wide array of potential strategic transactions. From time to time, we may engage in discussions regarding potential acquisitions, some of which may divert significant resources away from our daily operations. In addition, the process of integrating an acquired company, business or technology is risky and may create unforeseen operating difficulties and expenditures. Some areas where we may face risks include:

•	the need to implement or remediate controls, procedures and policies of acquired companies that lacked appropriate controls, procedures and policies prior to the acquisition;

•	diversion of management time and focus from operating our business to acquisition integration challenges;

•	cultural challenges associated with integrating employees from an acquired company into our organization;

•	retaining employees from the businesses we acquire; and

•	the need to integrate each company’s accounting, management information, human resource and other administrative systems to permit effective management.

The anticipated benefit of many of our acquisitions may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

We may not be effective in protecting our Internet domain names or proprietary rights upon which our business relies or in avoiding claims that we infringe upon the proprietary rights of others.

We regard substantial elements of our Web sites and the underlying technology as proprietary, and attempt to protect them by relying on trademark, service mark, copyright, patent and trade secret laws, and restrictions on disclosure and transferring title and other methods. We also generally enter into confidentiality agreements with our employees and consultants, and generally seek to control access to and distribution of our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar or superior technology independently. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our services are distributed or made available through the Internet, and policing unauthorized use of our proprietary information is difficult. Any such misappropriation or development of similar or superior technology by third parties could adversely impact our profitability and our future financial results. We believe that our Web sites, services, trademarks, patent and other proprietary technologies do not infringe upon the rights of third parties. However, there can be no assurance that our business activities do not and will not infringe upon the proprietary rights of others, or that other parties will not assert infringement claims against us. We are aware that other parties utilize the “Spark” name, or other marks that incorporate it, and those parties may have rights to such marks that are superior to ours. From time to time, we have been, and expect to continue to be, subject to claims in the ordinary course of business including claims of alleged infringement of the trademarks, service marks and other intellectual property rights of third parties by us. Although such claims have not resulted in any significant litigation or had a material adverse effect on our business to date, any such claims and resultant litigation might subject us to temporary injunctive restrictions on the use of our products, services or brand names and could result in significant liability for damages for intellectual property infringement, require us to enter into royalty agreements, or restrict us from using infringing software, services, trademarks, patents or technologies in the future. Even if not meritorious, such litigation could be time-consuming and expensive and could result in the diversion of management’s time and attention away from our day-to-day business. We currently hold various Web domain names relating to our brands and in the future may acquire new Web domain names. The regulation of domain names in the United States and in foreign countries is subject to change. Governing bodies may establish additional top level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our existing trademarks and other proprietary rights or those we may seek to acquire. Any such inability to protect ourselves could cause us to lose a significant portion of our members and paying subscribers to our competitors.

We may face potential liability, loss of users and damage to our reputation for violation of our privacy policy or privacy laws and regulations.

Our privacy policy prohibits the sale or disclosure to any third party of any member’s personal identifying information, except to the extent expressly set forth in the policy. Growing public concern about privacy and the collection, distribution and use of information about individuals may subject us to increased regulatory scrutiny and/or litigation. In the past, the Federal Trade Commission has investigated companies that have used personally identifiable information without permission or in violation of a stated privacy policy. If we are accused of violating the stated terms of our privacy policy, we may be forced to expend significant amounts of financial and managerial resources to defend against these accusations and we may face potential liability. Our membership database holds confidential information concerning our members, and we could be sued if any of that information is misappropriated or if a court determines that we have failed to protect that information. In addition, our affiliates handle personally identifiable information pertaining to our members and paying subscribers. Both we and our affiliates are subject to laws and regulations related to Internet communications (including the CAN-SPAM Act of 2003), consumer protection, advertising, privacy, security, and data protection. If we or our affiliates are found to be in violation of these laws and regulations, we may become subject to administrative fines or litigation, which could materially increase our expenses and cause the value of our securities to decline.

We may be liable as a result of information retrieved from or transmitted over the Internet.

We may be sued for defamation, civil rights infringement, negligence, copyright or trademark infringement, invasion of privacy, personal injury, product liability or under other legal theories relating to information that is published or made available on our Web sites and the other sites linked to it. These types of claims have been brought, sometimes successfully, against online services in the past. We also offer email services, which may subject us to potential risks, such as liabilities or claims resulting from unsolicited email or spamming, lost or misdirected messages, security breaches, illegal or fraudulent use of email or personal information or interruptions or delays in email service. Our insurance does not specifically provide for coverage of these types of claims and, therefore, may be inadequate to protect us against them. In addition, we could incur significant costs in investigating and defending such claims, even if we ultimately are not held liable. If any of these events occurs, our revenues could be materially adversely affected or we could incur significant additional expense, and the market price of our securities may decline.

Our quarterly results may fluctuate because of many factors and, as a result, investors should not rely on quarterly operating results as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the value of our ordinary shares and depositary shares. Quarterly operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in quarterly operating results could cause the value of our securities to decline. Investors should not rely on quarter-to-quarter comparisons of results of operations as an indication of future performance. Factors that may affect our quarterly results include:

•	the demand for, and acceptance of, our online personals services and enhancements to these services;

•	the timing and amount of our subscription revenues;

•	the introduction, development, timing, competitive pricing and market acceptance of our Web sites and services and those of our competitors;

•	the magnitude and timing of marketing initiatives and capital expenditures relating to expansion of our operations;

•	the cost and timing of online and offline advertising and other marketing efforts;

•

the maintenance and development of relationships with portals, search engines, ISPs and other Web properties and other entities capable of attracting potential members and paying subscribers to our Web sites;

•	technical difficulties, system failures, system security breaches, or downtime of the Internet, in general, or of our products and services, in particular;

•	costs related to any acquisitions or dispositions of technologies or businesses; and

•	general economic conditions, as well as those specific to the Internet, online personals and related industries.

As a result of the factors listed above and because the online personals business is still immature, making it difficult to predict consumer demand, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline.

We may need additional capital to finance our growth or to compete, which may cause dilution to existing shareholders or limit our flexibility in conducting our business activities.

We currently anticipate that existing cash, cash equivalents and marketable securities and cash flow from operations will be sufficient to meet our anticipated needs for working capital, operating expenses and capital expenditures for at least the next 12 months. We may need to raise additional capital in the future to fund expansion, whether in new vertical affinity or geographic markets, develop newer or enhanced services, respond to competitive pressures or acquire complementary businesses, technologies or services. Such additional financing may not be available on terms acceptable to us or at all. To the extent that we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution, and to the extent we engage in debt financing, if available, we may become subject to restrictive covenants that could limit our flexibility in conducting future business activities. If additional financing is not available or not available on acceptable terms, we may not be able to fund our expansion, promote our brands, take advantage of acquisition opportunities, develop or enhance services or respond to competitive pressures.

Our limited experience outside the United States increases the risk that any international expansion efforts and operations will not be effective.

One of our strategies is to expand our presence in international markets. Although we currently have offices in Israel and the United Kingdom and Web sites that serve the Australian, Canadian, German, Israeli and United Kingdom markets, we have only limited experience with operations outside the United States. Our primary international operations are in Israel, which carries additional risk for our business as a result of continuing hostilities there. Expansion into international markets requires management time and capital resources. In addition, we face the following additional risks associated with our expansion outside the United States:

•	challenges caused by distance, language and cultural differences;

•	local competitors with substantially greater brand recognition, more users and more traffic than we have;

•	our need to create and increase our brand recognition and improve our marketing efforts internationally and build strong relationships with local affiliates;

•	longer payment cycles in some countries;

•	credit risk and higher levels of payment fraud in some countries;

•	different legal and regulatory restrictions among jurisdictions;

•	political, social and economic instability;

•	potentially adverse tax consequences; and

•	higher costs associated with doing business internationally.

Our international operations subject us to risks associated with currency fluctuations.

Our foreign operations may subject us to currency fluctuations and such fluctuations may adversely affect our financial position and results. However, sales and expenses to date have occurred primarily in the United States. For this reason, we have not engaged in foreign exchange hedging. In connection with our planned international expansion, currency risk positions could change correspondingly and the use of foreign exchange hedging instruments could become necessary. Effects of exchange rate fluctuations on our financial condition, operations, and profitability may depend on our ability to manage our foreign currency risks. There can be no assurance that steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, we may suffer losses due to adverse foreign currency fluctuation.

Our business could be significantly impacted by the occurrence of natural disasters and other catastrophic events.

Our operations depend upon our ability to maintain and protect our network infrastructure, hardware systems and software applications, which are housed primarily at a data center located in Southern California that is managed by a third party. Our business is therefore susceptible to earthquakes, tsunamis and other catastrophic events, including acts of terrorism. We currently lack adequate redundant network infrastructure, hardware and software systems supporting our services at an alternate site. As a result, outages and downtime caused by natural disasters and other events out of our control, which affect our systems or primary data center, could adversely affect our reputation, brands and business.

We hold a fixed amount of insurance coverage, and if we were found liable for an uninsured claim, or claim in excess of our insurance limits, we may be forced to expend significant capital to resolve the uninsured claim.

We contract for a fixed amount of insurance to cover potential risks and liabilities, including, but not limited to, property and casualty insurance, general liability insurance, and errors and omissions liability insurance. Although we have not recently experienced any significantly increased premiums as a result of changing policies of our providers, we have experienced increasing insurance premiums due to the increasing size of our business, and thus the increased potential risk to underwriters for insuring our business. If we decide to obtain additional insurance coverage in the future, it is possible that we may not be able to get enough insurance to meet our needs, we may have to pay very high prices for the coverage we do get, or we may not be able to acquire any insurance for certain types of business risk or may have gaps in coverage for certain risks. This could leave us exposed to potential uninsured claims for which we could have to expend significant amounts of capital resources. Consequently, if we were found liable for a significant uninsured claim in the future, we may be forced to expend a significant amount of our operating capital to resolve the uninsured claim.

Our services are not well-suited to many alternate Web access devices, and as a result the growth of our business could be negatively affected.

The number of people who access the Internet through devices other than desktop and laptop computers, including mobile telephones and other handheld computing devices, has increased dramatically in the past few years, and we expect this growth to continue. The lower resolution, functionality and memory currently associated with such mobile devices may make the use of our services through such mobile devices more difficult and generally impairs the member experience relative to access via desktop and laptop computers. If we are unable to attract and retain a substantial number of such mobile device users to our online personals services or if we are unable to develop services that are more compatible with such mobile communications devices, our growth could be adversely affected.

Risks Related to Our Industry

The percentage of canceling paying subscribers in comparison to other subscription businesses requires that we continuously seek new paying subscribers to maintain or increase our current level of revenue.

Internet users in general, and users of online personals services specifically, freely navigate and switch among a large number of Web sites. Monthly subscriber churn represents the ratio expressed as a percentage of (a) the number of paying subscriber cancellations during the period divided by the average number of paying subscribers during the period and (b) the number of months in the period. The number of average paying subscribers is calculated as the sum of the paying subscribers at the beginning and end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months. For the year ended December 31, 2006, the monthly subscriber churn for (1) the JDate segment was 25.5% (2) the AmericanSingles segment was 32.4% and (3) the Web sites in our Other Businesses segment was 26.7%. We cannot assure you that our monthly average subscriber churn will remain at such levels, and it may increase in the future. This makes it difficult for us to have a stable paying subscriber base and requires that we constantly attract new paying subscribers at a faster rate than subscription terminations to maintain or increase our current level of revenue. If we are unable to attract new paying subscribers on a cost-effective basis, our business will not grow and our profitability will be adversely affected.

Our network is vulnerable to security breaches and inappropriate use by Internet users, which could disrupt or deter future use of our services.

Concerns over the security of transactions conducted on the Internet and the privacy of users may inhibit the growth of the Internet and other online services generally, and online commerce services, like ours, in particular. To date, we have not experienced any material breach of our security systems; however, our failure to effectively prevent security breaches could significantly harm our business, reputation and results of operations and could expose us to lawsuits by state and federal consumer protection agencies, by governmental authorities in the jurisdictions in which we operate, and by consumers. Anyone who is able to circumvent our security measures could misappropriate proprietary information, including customer credit card and personal data, cause interruptions in our operations or damage our brand and reputation. Such breach of our security measures could involve the disclosure of personally identifiable information and could expose us to a material risk of litigation, liability or governmental enforcement proceeding. We cannot assure you that our financial systems and other technology resources are completely secure from security breaches or sabotage, and we have occasionally experienced security breaches and attempts at “hacking.” We may be required to incur significant additional costs to protect against security breaches or to alleviate problems caused by such breaches. Any well-publicized compromise of our security or the security of any other Internet provider could deter people from using our services or the Internet to conduct transactions that involve transmitting confidential information or downloading sensitive materials, which could have a detrimental impact on our potential customer base. Computer viruses may cause delays or other service interruptions and could damage our reputation, affect our ability to provide our services and adversely affect our revenues. The inadvertent transmission of computer viruses could also expose us to a material risk of loss or litigation and possible liability. Moreover, if a computer virus affecting our system were highly publicized, our reputation could be significantly damaged, resulting in the loss of current and future members and paying subscribers.

We face certain risks related to the physical and emotional safety of our members and paying subscribers.

The nature of online personals services is such that we cannot control the actions of our members and paying subscribers in their communication or physical actions. There is a possibility that one or more of our members or paying subscribers could be physically or emotionally harmed following interaction with another of our members or paying subscribers. We warn our members and paying subscribers that we do not and cannot screen other members and paying subscribers and, given our lack of physical presence, we do not take any action to ensure personal safety on a meeting between members or paying subscribers arranged following contact initiated via our Web sites. If an unfortunate incident of this nature occurred in a meeting of two people following contact initiated on one of our Web sites or a Web site of one of our competitors, any resulting negative publicity could materially and adversely affect us or the online personals industry in general. Any such incident involving one of our Web sites could damage our reputation and our brands. This, in turn, could adversely affect our revenues and could cause the value of our ordinary shares and depositary shares to decline. In addition, the affected members or paying subscribers could initiate legal action against us, which could cause us to incur significant expense, whether we were successful or not, and damage our reputation.

We face risks of litigation and regulatory actions if we are deemed a dating service as opposed to an online personals service.

We supply online personals services. In many jurisdictions, companies deemed dating service providers are subject to additional regulation, while companies that provide personals services are not generally subject to similar regulation. Because personals services and dating services can seem similar, we are exposed to potential litigation, including class action lawsuits, associated with providing our personals services. In the past, a small percentage of our members have alleged that we are a dating service provider, and, as a result, they claim that we are required to comply with regulations that include, but are not limited to, providing language in our contracts that may allow members to (1) rescind their contracts within a certain period of time, (2) demand reimbursement of a portion of the contract price if the member dies during the term of the contract and/or (3) cancel their contracts in the event of disability or relocation. If a court holds that we have provided and are providing dating services of the type the dating services regulations are intended to regulate, we may be required to comply with regulations associated with the dating services industry and be liable for any damages as a result our past and present non-compliance.

Three separate yet similar class action complaints were filed against us in state court alleging violations of dating service statutes—one in each of Illinois, New York and California. Although the complaints were dismissed in Illinois and New York and are no longer subject to appeal in these states, the action in California, where the court also dismissed the representative plaintiff’s claims in September 2006 finding that he did not suffer any injury or damages, is on appeal. Also, although the Illinois complaint was dismissed, the opinion provided that we are subject to the Illinois Dating Services Act and, as such, our subscription agreements violate the act and are void and unenforceable. This ruling may subject us to potential liability for claims brought by the Illinois Attorney General or customers that have been injured by such violation of the statute.

We intend to defend vigorously against the pending lawsuit and any other such claims, however, no assurance can be given that these matters will be resolved in our favor and, depending on the outcome of these disputes, we may choose to alter our business practices.

We are exposed to risks associated with credit card fraud and credit payment, which, if not properly addressed, could increase our operating expenses.

We depend on continuing availability of credit card usage to process subscriptions and this availability, in turn, depends on acceptable levels of chargebacks and fraud performance. We have suffered losses and may continue to suffer losses as a result of subscription orders placed with fraudulent credit card data, even though the associated financial institution approved payment. Under current credit card practices, a merchant is liable for fraudulent credit card transactions when, as is the case with the transactions we process, that merchant does not obtain a cardholder’s signature. Our failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and, therefore, increase our operating expenses and may preclude us from accepting credit cards as a means of payment.

We face risks associated with our dependence on computer and telecommunications infrastructure.

Our services are dependent upon the use of the Internet and telephone and broadband communications to provide high-capacity data transmission without system downtime. There have been instances where regional and national telecommunications outages have caused us, and other Internet businesses, to experience systems interruptions. Any additional interruptions, delays or capacity problems experienced with telephone or broadband connections could adversely affect our ability to provide services to our customers. The temporary or permanent loss of all, or a portion, of the telecommunications system could cause disruption to our business activities and result in a loss of revenue. Additionally, the telecommunications industry is subject to regulatory control. Amendments to current regulations, which could affect our telecommunications providers, could disrupt or adversely affect the profitability of our business. In addition, if any of our current agreements with telecommunications providers were terminated, we may not be able to replace any terminated agreements with equally beneficial ones. There can be no assurance that we will be able to renew any of our current agreements when they expire or, if we are able to do so, that such renewals will be available on acceptable terms. We also do not know whether we will be able to enter into additional agreements or that any relationships, if entered into, will be on terms favorable to us.

Our business depends, in part, on the growth and maintenance of the Internet, and our ability to provide services to our members and paying subscribers may be limited by outages, interruptions and diminished capacity in the Internet.

Our performance will depend, in part, on the continued growth and maintenance of the Internet. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security for providing reliable Internet services. Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase, or if existing or future Internet users access the Internet more often or increase their bandwidth requirements. In addition, viruses, worms and similar programs may harm the performance of the Internet. We have no control over the third-party telecommunications, cable or other providers of access services to the Internet that our members and paying subscribers rely upon. There have been instances where regional and national telecommunications outages have caused us to experience service interruptions during which our members and paying subscribers could not access our services. Any additional interruptions, delays or capacity problems experienced with any points of access between the Internet and our members could adversely affect our ability to provide services reliably to our members and paying subscribers. The temporary or permanent loss of all, or a portion, of our services on the Internet, the Internet infrastructure generally, or our members’ and paying subscribers’ ability to access the Internet could disrupt our business activities, harm our business reputation, and result in a loss of revenue. Additionally, the Internet, electronic communications and telecommunications industries are subject to federal, state and foreign governmental regulation. New laws and regulations governing such matters could be enacted or amendments may be made to existing regulations at any time that could adversely impact our services. Any such new laws, regulations or amendments to existing regulations could disrupt or adversely affect the profitability of our business.

We are subject to burdensome government regulations and legal uncertainties affecting the Internet that could adversely affect our business.

Legal uncertainties surrounding domestic and foreign government regulations could increase our costs of doing business, require us to revise our services, prevent us from delivering our services over the Internet or slow the growth of the Internet, any of which could increase our expenses, reduce our revenues or cause our revenues to grow at a slower rate than expected and materially adversely affect our business, financial condition and results of operations. Laws and regulations related to Internet communications, security, privacy, intellectual property rights, commerce, taxation, entertainment, recruiting and advertising are becoming more prevalent, and new laws and regulations are under consideration by the United States Congress, state legislatures and foreign governments. For example, in recent years, legislation related to the use of background checks for users of online personals services was proposed in Ohio, Texas, California, Michigan, New Jersey, Florida and Virginia. None of these states enacted these proposed laws, however, state legislatures are still considering the implementation of such legislation. The enactment of any of these proposed laws could require us to alter our service offerings and could negatively impact our performance by making it more difficult and costly to obtain new subscribers and may also subject us to additional liability for failure to properly screen our subscribers. Any legislation enacted or restrictions arising from current or future government investigations or policy could dampen the growth in use of the Internet, generally, and decrease the acceptance of the Internet as a communications, commercial, entertainment, recruiting and advertising medium. In addition to new laws and regulations being adopted, existing laws that are not currently being applied to the Internet may subsequently be applied to it and, in several jurisdictions, legislatures are considering laws and regulations that would apply to the online personals industry in particular. Many areas of law affecting the Internet and online personals remain unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws such as those governing consumer protection, intellectual property, libel and taxation apply to the Internet or to our services.

In the normal course of our business, we handle personally identifiable information pertaining to our members and paying subscribers residing in the United States and other countries. In recent years, many of these countries have adopted privacy, security, and data protection laws and regulations intended to prevent improper uses and disclosures of personally identifiable information. In addition, some jurisdictions impose database registration requirements for which significant monetary and other penalties may be imposed for noncompliance. These laws may impose costly administrative requirements, limit our handling of information, and subject us to increased government oversight and financial liabilities. Privacy laws and regulations in the United States and foreign countries are subject to change and may be inconsistent, and additional requirements may be imposed at any time. These laws and regulations, the costs of complying with them, administrative fines for noncompliance and the possible need to adopt different compliance measures in different jurisdictions could materially increase our expenses and cause the value of our securities to decline.

Risks Related to Owning Our Securities

The price of our ADSs may be volatile, and if an active trading market for our ADSs does not develop, the price of our ADSs may suffer and decline.

Prior to the registration of all of our issued and outstanding ordinary shares in February 2006, there was no public market for our securities in the United States. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our ADSs will not decline. The price at which our ADSs trades is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are outside of our control. Also, the Company has announced a proposed Delaware reorganization to be effected by way of a scheme of arrangement under U.K. law. If the scheme of arrangement is completed, the ADSs will no longer trade on the American Stock Exchange as such, and we cannot assure you that an active trading market will develop or be sustained for the shares of common stock of the Delaware entity which will trade in the place of our ADSs. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price for the stock of many technology, communications and entertainment and media companies. Those market fluctuations were sometimes unrelated or disproportionate to the operating performance of these companies. Any significant stock market fluctuations in the future, whether due to our actual performance or prospects or not, could result in a significant decline in the market price of our securities.

We will seek shareholder and U.K. court approval to reorganize in the United States.

On April 25, 2007, the Company filed a proxy statement with the U.S. Securities and Exchange Commission to seek shareholder approval to establish Spark Networks plc as a subsidiary of Spark Networks, Inc., a corporation incorporated in Delaware. The proposed Delaware reorganization of the Company’s group will be effected by way of a scheme of arrangement under English law. Following shareholder and court approval in England, the shares (including the GDSs and ADSs) of the U.K. company, Spark Networks plc, will be cancelled and shareholders, including GDS holders and ADS holders will each receive one share of Spark Networks, Inc.’s common stock for each ordinary share (or depositary share) that they currently own. Under the proposed scheme of arrangement, it is intended that the shares of common stock in Spark Networks, Inc. will be listed for trading on the American Stock Exchange, and Spark Networks plc’s GDSs and ADSs will no longer trade on the Frankfurt Stock Exchange and American Stock Exchange, respectively. We expect the reorganization to cost the Company approximately $2.1 million. Our shareholders or the English court may not approve the reorganization and even if the approvals are obtained, we may not be able to achieve all or some of our desired goals, including greater and improved access to United States capital investments and a reduction of administrative costs by concentrating the Company’s activities within on regulatory regime.

Our board of directors and shareholders have approved a share repurchase program, which, may restrict our funds available for other actions and negatively affect the market price of our securities.

Our board of directors and shareholders approved a share repurchase program in 2006 pursuant to which we may repurchase, from time to time, GDSs and ADSs on the Frankfurt Stock Exchange and the American Stock Exchange, respectively. The repurchase plan may not have the effects anticipated by our board of directors and may instead harm the market price of our securities. Under the plan, we are permitted to repurchase GDSs and ADSs representing up to an aggregate of 2,000,000 ordinary shares and pay up to 7.98 euros per GDS and $10.00 per ADS. From November 22, 2006 to December 31, 2006, the Company repurchased 94,559 shares at a weighted average price of $5.70. The full implementation of this repurchase plan would use a significant portion of our cash reserves, and this use of cash could limit our future flexibility to complete acquisitions of businesses or technology or other transactions. In addition, under the UK Companies Act, we can only repurchase shares with funds from a limited source, such as our distributable profits, and, as a result, distributable profits used to repurchase shares will no longer be available to be distributed, for example, as a dividend to our shareholders. Our repurchase plan will also likely result in an increase in the share percentage ownership of our existing shareholders, and such increase may trigger disclosure or other regulatory requirements for our larger shareholders. As a result, certain shareholders may liquidate a portion of their holdings, which may have a negative impact on the market price of our securities.

Our principal shareholders can exercise significant influence over us, and, as a result, may be able to delay, deter or prevent a change of control or other business combination.

As of March 1, 2007, Great Hill Investors, LLC, Capital Research and Management Company, FM Fund Management Limited and Absolute Return Europe Fund and their respective affiliates beneficially owned approximately, in the aggregate, 52.4% of our outstanding share capital. Great Hill Investors, LLC and its affiliates (“Great Hill”) became our largest shareholder on December 1, 2005 when it purchased an aggregate of 6,000,000 ordinary shares in four privately negotiated transactions. Of the 6,000,000 shares purchased, (i) 2,500,000 shares were purchased from the two co-founders of our company and former co-Chairmen of our board of directors, (ii) 1,500,000 shares were purchased from Criterion Capital Management LLC, a more than 5% holder of our securities and (iii) 2,000,000 shares were purchased from affiliates of Tiger Global Management L.L.C. (“Tiger Global Management). Great Hill since acquired an additional 3,085,000 shares and held an aggregate of 9,085,000 as of March 1, 2007. These shareholders possess significant influence over our company. Such share ownership and control may have the effect of delaying or preventing a change in control of our company, impeding a merger, consolidation, takeover or other business combination involving our company or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company. Furthermore, such share ownership may have the effect of control over substantially all matters requiring shareholder approval, including the election of directors. Other than the arrangement to elect a director at the selection of Great Hill, as discussed below, we do not expect that these shareholders will vote together as a group.

Our largest shareholder, Great Hill, also possesses a significant amount of voting power and an ability to elect a director of our company.

As of March 1, 2007, Great Hill beneficially owned 9,085,000 shares of our company, or approximately 29.4% of our outstanding shares, and has voting control of an aggregate of approximately 43.8% our securities to elect a director of our company subject to the terms and conditions of the share purchase agreements entered into on December 1, 2005 with each of the co-founders, affiliates of Tiger Global Management, and Criterion Capital Management, LLC (“Criterion Capital Management,” and collectively with the co-founders and Tiger Global Management, the “Selling Shareholders”). Pursuant to the terms of the share purchase agreements with each of the Selling Shareholders, for so long as Great Hill collectively owns: (i) in the case of the share purchase agreements entered into with the co-founders, at least 10% of the outstanding ordinary shares; and (ii) in the case of the share purchase agreements entered into with Tiger Global Management and Criterion Capital Management, at least 5% of the outstanding ordinary shares, each Selling Shareholder agreed that:

•

if at any time Great Hill notifies a Selling Shareholder of its desire and intention to designate a single director (“Great Hill Director”) in advance of any meeting of the shareholders for the election of directors or when any other approval is sought with respect to the election of directors, such Selling Shareholder agreed to vote all of its voting shares that are owned or held of record by such Selling Shareholder or to which it has voting power or can direct, restrict or control any such voting power (the “Remaining Shares”) to elect such Great Hill Director; and

•

if at any time Great Hill notifies a Selling Shareholder of its desire and intention to remove or replace a Great Hill Director or to fill a vacancy caused by the resignation of a Great Hill Director, such Selling Shareholder agreed to cooperate in causing the requested removal and/or replacement by voting in the appropriate manner.

Each Selling Shareholder also irrevocably granted, and appointed Michael A. Kumin, and any other person who shall be designated by Great Hill, as such Selling Shareholder’s proxy and attorney (with full power of substitution), to vote all of such Selling Shareholder’s Remaining Shares held at the time such consent is sought or meeting is held in any circumstances where a vote, consent or other approval is sought to elect a Great Hill Director. The covenants and obligations of each Selling Shareholder terminate after a Great Hill Director (together with any replacements therefore) has served a single, full term of office of three years, in accordance with the our articles and memorandum of association, as in effect on December 1, 2005.

As a result of its voting arrangement with the Selling Shareholders, Great Hill is able to select a member of our board of directors at its discretion and is able to exercise significant influence over our company. This influence has the potential to delay, prevent, change or initiate a change in control, acquisition, merger or other transaction, such as a transaction to take the company private.

We have entered into a standstill agreement pursuant to which Great Hill and its affiliates are permitted to acquire additional voting securities of our company in the future and may initiate and participate in any tender, takeover or exchange offer, other business combination or other transaction, such as taking our company private, any of which may be to the detriment of our shareholders.

On December 1, 2005, we and Great Hill Equity Partners II, which is one of the affiliates of Great Hill, entered into a Standstill Agreement with a term of five years, unless terminated earlier. Pursuant to the Standstill Agreement, Great Hill Equity Partners II agreed that it would not, other than through bona fide all cash offers made in accordance with the terms of the Standstill Agreement to all of the Company’s shareholders or share repurchases or other actions initiated by the Company, acquire or seek to acquire beneficial ownership of any of our voting securities (or rights to acquire any class of our securities or any subsidiary thereof) or participate in any tender, takeover or exchange offer or other business combination, or any recapitalization, restructuring, dissolution or other extraordinary transaction if (i) prior to giving effect thereto, the Great Hill Group beneficially owns less than 60% of Total Voting Power and (ii) after giving effect, the Great Hill Group would beneficially own more than 29.9% of Total Voting Power. As such, Great Hill may, in accordance with the terms of the Standstill Agreement, participate in and initiate any tender, takeover or exchange offer, other business combination or other transaction, such as taking our company private, any of which may be to the detriment of our shareholders.

Most of our ordinary shares and ordinary shares issuable upon the exercise of our options are eligible for sale, which results in dilution and may cause the price of our ADSs to decrease.

If our shareholders sell a substantial number of our shares, including those represented by ADSs and GDSs, in the public market, the market price of our ADSs could fall. Our ordinary shares in the form of GDSs trade on the Frankfurt Stock Exchange. We have registered on Form S-3 for sale in the United States substantially all of our issued and outstanding ordinary shares. In addition, we have filed a registration statement under the Securities Act of 1933, as amended, on Form S-8 covering all of the ordinary shares issuable upon exercise of our outstanding options and options available for future grant under our share option schemes. As of

March 31, 2007, we had 4,344,675 ordinary shares underlying outstanding options and 13,247,213 ordinary shares underlying options available for future grant. Sales of ordinary shares by existing shareholders in the public market, or the availability of such ordinary shares for sale, could materially and adversely affect the market price of our securities.

You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.

Under the terms of the ADSs, you have a general right to direct the exercise of the votes on the ordinary shares underlying ADSs that you hold, subject to limitations on voting ordinary shares contained in our Memorandum of Association and Articles of Association, as amended. You may instruct the depositary bank, Bank of New York, to vote the ordinary shares underlying our ADSs, but only if we request Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the ordinary shares underlying the ADSs. However, you may not receive voting materials in time to ensure that you are able to instruct Bank of New York to vote your shares or receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, Bank of New York and its agents may not be able to timely send out your voting instructions or carry out your voting instructions in the manner you have instructed. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested.

Your right or ability to transfer your ADSs may be limited in a number of circumstances.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Our ordinary shares in the form of ADSs or GDSs are traded on more than one market and this may result in price variations.

Our ordinary shares are currently traded on the Frankfurt Stock Exchange in the form of GDSs and our ordinary shares are listed for trading on the American Stock Exchange in the form of ADSs. Trading in our ordinary shares in the form of ADSs or GDSs on these markets will be made in different currencies (dollars on the American Stock Exchange and euros on the Frankfurt Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Germany). The trading prices of our ordinary shares in the form of ADSs or GDSs on these two markets may differ due to these and other factors. Any decrease in the trading price of our ordinary shares in the form of ADSs or GDSs on one of these markets could cause a decrease in the trading price of our ordinary shares in the form of ADSs or GDSs on the other market. Any difference in prices of our ordinary shares in the form of ADSs or GDSs on these two markets could create an arbitrage opportunity whereby an investor could take advantage of the price difference by trading between the markets, thereby potentially increasing the volatility of trading prices of our ADSs and having an adverse affect on the price of our ADSs.

If we offer any subscription rights to our shareholders, your right or ability to perform a sale, deposit, cancellation or transfer of any ADSs issued after exercise of rights might be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which the rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings, if any, and may experience dilution of your holdings as a result.

Investors may be subject to both United States and United Kingdom taxes.

Investors are strongly urged to consult with their tax advisors concerning the consequences of investing in our company by purchasing ADSs. Our ADSs are being sold in the United States, but we are incorporated under the laws of England and Wales. A U.S. holder of our ADSs will generally be treated as the beneficial owner of the underlying ordinary shares, as represented by ADSs, for purposes of U.S. and U.K. tax laws. Therefore, U.S. federal, state and local tax laws and U.K. tax laws will generally apply to ownership and transfer of our ADSs and the underlying ordinary shares. Tax laws of other jurisdictions may also apply.

If you hold shares in the form of ADSs, you may have less access to information about our company and less opportunity to exercise your rights as a shareholder than if you held ordinary shares.

There are risks associated with holding our shares in the form of ADSs, since we are a public company incorporated under the laws of England and Wales. We are subject to the Companies Act 1985, as amended, our Memorandum and Articles of Association, and other aspects of English company law. The depositary, the Bank of New York and/or its various nominees, will appear in our records as the holder of all our shares represented by the ADSs and your rights as a holder of ADSs will be contained in the deposit agreement. Your rights as a holder of ADSs will differ in various ways from a shareholder’s rights, and you may be affected in other ways, including:

•	you may not be able to participate in rights offers or dividend alternatives if, in the discretion of the depositary, after consultation with us, it is unlawful or not practicable to do so;

•	you may not receive certain copies of reports and information sent by us to the depositary and may have to go to the office of the depositary to inspect any reports issued;

•

the deposit agreement may be amended by us and the depositary, or may be terminated by us or the depositary, each with thirty (30) days notice to you and without your consent in a manner that could prejudice your rights, and the deposit agreement limits our obligations and liabilities and those of the depositary.

Your rights as a shareholder will be governed by English law and will differ from and may be inferior to the rights of shareholders under U.S. law.

We are a public limited company incoporated under the laws of England and Wales. Our corporate affairs are governed by our Memorandum and Articles of Association, by the Companies Act 1985, each as amended, and other common and statutory laws in England and Wales. The rights of shareholders to take action against the directors and actions by minority shareholders are to a large extent governed by the common law and statutory laws of England and Wales. These rights differ from the typical rights of shareholders in U.S. corporations. Facts that, under U.S. law, would entitle a shareholder in a U.S. corporation to claim damages may give rise to an alternative cause of action under English law entitling a shareholder in an English company to claim damages in an English court. However, this will not always be the case. For example, the rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are different under English law than the civil liability provisions of the U.S. securities laws. In addition, shareholders of English companies may not have standing to initiate shareholder derivative actions in various courts, including before the federal courts of the United States. As a result, our public shareholders may face different considerations in protecting their interests in actions against our company, management, directors or our controlling shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court, may be limited. You may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under the U.S. securities laws. In particular, if you sought to bring proceedings in England based on U.S. securities laws, the English court might consider:

•	that it did not have jurisdiction; and/or

•	that it was not the appropriate forum for such proceedings; and/or

•	that, applying English conflict of laws rules, U.S. law (including U.S. securities laws) did not apply to the relationship between you and us or our directors and officers; and/or

•	that the U.S. securities laws were of a public or penal nature and should not be enforced by the English court.

Alternatively, if you were to bring an action in a U.S. Court, and we were to bring a competing action in an English Court, the English Court may grant an order seeking to prohibit you from pursuing the action before the U.S. court. You should also be aware that English law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. In addition, awards of punitive damages (or their nearest English law equivalent), are rare in English courts.

In addition, we are required by the Companies Act 1985 to prepare for each financial year audited accounts which comply with the requirements of that Act. These UK audited accounts are distributed to holders of our ordinary shares in advance of our annual shareholder meeting at which the UK audited accounts are voted on by our shareholders and are then filed with the Registrar of Companies for England and Wales. The UK audited accounts will be audited by an accounting firm eligible under UK statutory requirements, currently the UK firm Ernst & Young LLP. The UK audited accounts are likely to be materially different to the US GAAP financial statements which will be prepared in a form similar to those included within this report and which will be filed with the US Securities and Exchange Commission. Our shareholders will not have an opportunity to vote on our US GAAP financial statements. Our ability to pay future dividends will be determined by reference to the distributable reserves shown by our UK audited accounts and this may restrict our ability to pay such dividends.

We have never paid any dividend and we do not intend to pay dividends in the foreseeable future.

To date, we have not declared or paid any cash dividends on our ordinary shares and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. Moreover, companies incorporated under the laws of England and Wales cannot pay dividends unless they have distributable profits as defined in the Companies Act 1985 as amended. As a result, you should not rely on an investment in our shares if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our GDSs.

The price of our GDSs is quoted in euros. Movements in the euro/ U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ADSs and the U.S. dollar equivalent of the price of our GDSs. For example, if the euro weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our GDSs in euros increases or remains unchanged.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “may,” “will,” “continue,” “should,” “plan,” “predict,” “potential” or the negative of these terms or other similar expressions. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in these forward-looking statements, which are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of this prospectus, regarding, among other matters, our ability to attract members to our web sites, convert members into paying subscribers and retain our paying subscribers; the highly competitive nature of our business; our ability to keep pace with rapid technological change; the strength of our existing brands and our ability to maintain and enhance those brands; our ability to effectively manage our growth; our dependence upon the telecommunications infrastructure and our networking hardware and software infrastructure; the volatility of the price of our equity securities; the ability of our principal shareholders to exercise significant influence over our company; and other factors referenced in this prospectus and the documents and reports we file with the SEC.

You should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. You should read this prospectus, the documents and reports we file with the SEC, and the documents that we reference therein and have filed as exhibits with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may materially differ from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of ordinary shares in the form of ADSs by the selling security holders listed in this prospectus and any prospectus supplement.

PRINCIPAL AND SELLING SHAREHOLDERS

This prospectus covers the offer and sale by the selling shareholders from time to time of up to an aggregate of 30,043,853 ordinary shares in the form of ADSs.

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares, as of March 28, 2007, for:

•	each selling shareholder;

•	each person or entity who we know beneficially owns more than 5% of our ordinary shares;

•	each of our executive officers and each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The number of ordinary shares outstanding, on an as-converted basis, used in calculating the percentage for each listed person or entity includes ordinary shares underlying options or a warrant held by the person or entity that are currently exercisable or exercisable within 60 days of March 28, 2007, but excludes ordinary shares underlying options or warrants held by any other person or entity. Percentage of beneficial ownership is based on 30,765,128 ordinary shares outstanding as of March 28, 2007.

The term “selling shareholders” also includes any transferees, pledgees, donees, or other successors in interest to the selling shareholders named in the table below. To our knowledge, except as provided in this prospectus or in any prospectus supplements, none of the selling shareholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares covered by this prospectus. To our knowledge, except as indicated by footnote and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the ordinary shares set forth opposite such person’s name. Unless otherwise indicated, the address of our officers and directors is c/o: Spark Networks plc, 8383 Wilshire Blvd., Suite 800, Beverly Hills, California 90211.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to the Offering		Number of Ordinary Shares Registered for Sale Hereby	Ordinary Shares Beneficially Owned After Completion of the Offering(1)
	Number of Shares	Percentage of Shares		Number of Shares	Percentage of Shares

5% stockholders:
Great Hill Investors, LLC(2)	9,085,000	29.5%	9,085,000	—	—%
Capital Research and Management Company(3)	3,261,580	10.6	3,261,580	—	—
Alon Carmel(4)	2,446,019	8.0	2,446,019	—	—
FM Fund Management Limited(5)	2,201,890	7.2	2,201,890	—	—
Absolute Return Europe Fund(6)	1,627,088	5.3	1,627,088	—	—
Moab Partners, L.P.(7)	1,540,000	5.0	1,540,000	—	—
Named Executive Officers and Directors:
Christopher S. Gaffney(2)	9,085,000	29.5	9,085,000	—	—
David E. Siminoff(8)	1,655,750	5.4	237,500	1,418,250	4.6
Gregory R. Liberman(9)	183,750	*	12,500	171,250	*
Mark G. Thompson(10)	175,000	*	—	175,000	*
Laura B. Lauder(11)	145,000	*	100,000	45,000	*
Benjamin A. Derhy(10)	50,000	*	—	50,000	*
Michael A. Brown(10)	45,000	*	—	45,000	*
Joshua A. Kreinberg(10)	26,250	*	—	26,250	*
Jonathan B. Bulkeley	20,000	*	—	20,000	*
Michael A. Kumin	—	—	—	—	—
Adam S. Berger	—	—	—	—	—
Scott M. Sassa	—	—	—	—	—
All directors and executives as a group (12 persons)(12)	11,385,750	37.0%	9,435,000	1,950,750	6.3%
Other Selling Shareholders:
Shapira Children’s Trust(13)	538,523	1.8	538,523	—	—
Sharman Networks Ltd (14)	200,000	*	200,000	—	—
Basso Capital Management, L.P.(15)	163,990	*	163,990	—	—
John Benjamin Peterson and Natalie Nicole Peterson(16)	163,188	*	163,188	—	—

Alex Sandel	102,938	*	102,938	—	—
Gary M. Lauder(17)	100,000	*	100,000	—	—
The Levy Family Trust of 1997 Dtd 7/10/98 Charles M. Levy & Lydia Levy TTEEs	96,776	*	96,776	—	—
Michael McCullough & Ana Rowen McCullough Comm. Prop	82,350	*	82,350	—	—
Ursula Siekmann	40,000	*	40,000	—	—
Karen Coster	27,500	*	27,500	—	—
Ysrael K. Kanot	26,000	*	26,000	—	—
Brigitte Kandel	20,000	*	20,000	—	—
Peter Kandel	20,000	*	20,000	—	—
Yaacov Metzler & Nancy Metzler JTWROS	20,000	*	20,000	—	—
Patrick J. Ferrell	18,039	*	18,039	—	—
Sharon Shapira	16,500	*	16,500	—	—
David Murray Martin	12,300	*	12,300	—	—
Debbie Rosten	12,000	*	12,000	—	—
Christopher Kandel	10,000	*	10,000	—	—
Norman Agran	10,000	*	10,000	—	—
Steven G. Small	10,000	*	10,000	—	—
Reid Hoffman	9,478	*	9,478	—	—
Stefanie Giesen Anderle	9,000	*	9,000	—	—
Stephen Andrew Nichols	8,000	*	8,000	—	—
Barry J Uphoff and Linda A Uphoff JTTEN	7,000	*	7,000	—	—
Roger Filer	6,250	*	6,250	—	—
Seymour Gussack	6,000	*	6,000	—	—
John J. Lucena Sole TTEE John J. Lucena Living Trust	6,000	*	6,000	—	—
David Pomije	5,918	*	5,918	—	—
Henry C. McCullough & Dana McCullough JTWROS	5,500	*	5,500	—	—
Barry J. Uphoff	4,100	*	4,100	—	—
Bruce Cunningham	4,034	*	4,034	—	—
Allen Blue	4,000	*	4,000	—	—
Chris Saccheri	4,000	*	4,000	—	—
David Cullinan	4,000	*	4,000	—	—
Lauren Jacobsen	4,000	*	4,000	—	—
Leslie Grant	4,000	*	4,000	—	—
Isaac Zaharoni	3,000	*	3,000	—	—
Terra Terwilliger	2,959	*	2,959	—	—
Andres Martinez	2,600	*	2,600	—	—
Steve Kaufman	2,061	*	2,061	—	—
Sheila C. Ruby TTEE Sheila C. Ruby Trust	2,000	*	2,000	—	—
Stanley Lee Marshall	2,000	*	2,000	—	—
Roger B. McOmber and Rebecca L. McOmber	2,000	*	2,000	—	—
David Breskin	2,000	*	2,000	—	—
David Rowland	2,000	*	2,000	—	—
Michael Gerard	2,000	*	2,000	—	—
Michael Grant	2,000	*	2,000	—	—
Niel Bennet Brandon	2,000	*	2,000	—	—
Sanjay Zaveri	2,000	*	2,000	—	—
Vincent Eric Johnson	2,000	*	2,000	—	—
Amit Korda	2,000	*	2,000	—	—
Richard L Turnure EX EST Marian W. Turnure	2,000	*	2,000	—	—
Dr. Eithan Ephrati	1,500	*	1,500	—	—
Galli Francesco	1,350	*	1,350	—	—
Robert E. Enslein, Jr.	1,170	*	1,170	—	—
Nuri Halperin	1,150	*	1,150	—	—
Stephen A. Culp	1,000	*	1,000	—	—
Christopher Lee	1,000	*	1,000	—	—
Eli Amir	1,000	*	1,000	—	—
Gidon Hilb	1,000	*	1,000	—	—

Naama Korda	1,000	*	1,000	—	—
Tamara L. Thompson	887	*	887	—	—
Jedediah Rosenzweig	875	*	875	—	—
Alisande M. Rozynko	591	*	591	—	—
Scott M. Gerstein(18)	500	*	500	—	—
Tim C. Chen	500	*	500	—	—
Ronald F. McGraw TTEE The McGraw Living Trust DTD 06/14/03	500	*	500	—	—
Don MacKenzie	357	*	357	—	—
Niquette Hunt	346	*	346	—	—
Ryan Koonce	312	*	312	—	—
Robert Marinelli and Monserrate Marinelli JTTEN	273	*	273	—	—
Michal Freeman-Shor	268	*	268	—	—
Mike Torgersen	260	*	260	—	—
Virginia W. Wei	236	*	236	—	—
Yehuda Riess and Candi L. Riess	200	*	200	—	—
Avi Baratz	200	*	200	—	—
Greg Oberfield	180	*	180	—	—
Edward Kessler	173	*	173	—	—
Mark Castillo	146	*	146	—	—
Diana Cruz	99	*	99	—	—
Yan Pujante	84	*	84	—	—
Paul Soltoff	83	*	83	—	—
Scott E. Zakalik	75	*	75	—	—
Karl Fluis	69	*	69	—	—
Karl Maurer	54	*	54	—	—
Scott J. Boland	50	*	50	—	—
Linda E. Burgdorf	41	*	41	—	—
Rima Vogensen	29	*	29	—	—
Naomi Bloom	26	*	26	—	—
Donald Oberfield	13	*	13	—	—
Debra Vernon	10	*	10	—	—
Scott D. Bretschneider	3	*	3	—	—
Nigel Coster	1	*	1	—	—
All Other Selling Shareholders(19)	7,798,461	25.3%	7,798,461	—	—

Totals			30,043,853

*	Less than 1%.

(1)	Represents the amount of shares that will be held by the selling shareholder after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling shareholders may offer all, some or none of the shares pursuant to this prospectus and any prospectus supplement.

(2)	Consists of 81,221 shares held by Great Hill Investors, LLC (“GHI”); 217,673 shares held by Great Hill Affiliate Partners II, L.P. (“GHAP II”); 5,713,465 shares held by Great Hill Equity Partners II, Limited Partnership (“GHEP II”); and 3,072,641 shares held by Great Hill Affiliate Partners III, L.P. (“GHAP III,” and together GHI, GHAP II and GHEP III, the “Funds”). Each Fund is an investment fund, principally engaged in the business of making private equity and other investments. Great Hill Partners GP II, LLC (“GPII”) is the sole general partner of GHEP II and GHAP II. Great Hill Partners GP III, L.P. (“GHEP III GP”) is the sole general partner of GHEP III. Stephen F. Gormley, Christopher S. Gaffney, a director of the Company, and John G. Hayes are the managers of GPII and GHI and Mr. Gaffney, Mr. Hayes and Mathew T. Vettel are the managers to GHP III, LLC, which is the sole general partner of GHEP III G.P. The principal business office of these reporting persons is c/o Great Hill Partners, LLC, One Liberty Square, Boston, Massachusetts 02109.

(3)	The number of shares is based on information provided by Mr. Carmel to the Company on April 17, 2007 and includes 8,000 shares held by family members. Mr. Carmel is a co-founder of our Company, served as our President from 2001 to 2003 and became Executive Co-Chairman in February 2004. Mr. Carmel resigned as Executive Co-Chairman in February 2005.

(4)	Capital Research and Management Company (“CRMC”), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is deemed to be the beneficial owner of 3,261,580 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. CRMC has sole dispositive power over these shares. Included in the holdings of CRMC is the holding of SMALLCAP World Fund, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by CRMC. SMALLCAP World Fund, Inc. is the beneficial owner of 2,403,000 shares, of which it has sole voting power. Based on information provided to us by CRMC, CRMC is an affiliate of a broker-dealer and it acquired these securities in the ordinary course of business and that at the time of the acquisition of these securities, it had no agreements or understandings, directly or indirectly, with any person to distribute these securities. The persons controlling the investment decisions with respect to the shares held by CRMC and SMALLCAP World Fund are Gordon Crawford, J. Blair Frank, J. Dale Harvey, Claudia Huntington, Jonathan Knowles and Mark Denning. The address for both entities is 333 South Hope Street, Los Angeles, California 90071.

(5)	The registered office of FM Fund Management Limited is Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands. Florian Homm has voting and investment powers for the shares held by FM Fund Management Limited.

(6)	Share ownership is based on a Schedule 13D filed with the Securities and Exchange Commission on September 13, 2006. Florian Homm is director of Absolute Return Europe Fund. The address is c/o 9300 Wilshire Blvd., Penthouse Suite, Beverly Hills, CA 90212.

(7)	Michael M. R. Hienberg and David A. Sackler, Managing Directors of Moab Partners, L.P., have voting and investment powers for the shares held by Moab Partners, L.P.

(8)	Includes 493,750 shares underlying options.

(9)	Includes 171,250 shares underlying options.

(10)	Consists of shares underlying options.

(11)	Consists of 45,000 shares underlying options and 100,000 shares held by Ms. Lauder’s husband.

(12)	Shares beneficially owned by all executive officers and directors as a group include options to purchase 1,006,250 shares. See also footnote (2) with regards to the beneficial ownership of the Company’s shares by Mr. Gaffney.

(13)	Share amounts and form of ownership are based on information provided to the Company on April 25, 2007. Joe Shapira is the trustee of the Shapira Children’s Trust. Mr. Shapira is a co-founder of our Company, served as our Chief Executive Officer and Chairman of the Board from September 1998 to February 2004, served as our Executive Co-Chairman from February 2004 to February 2005, served as our Executive Chairman from February 2005 to December 2005, and served as Non-executive Chairman from January 2006 to July 2006, resigning from his position as a director and Chairman in July 2006.

On December 1, 2005, in connection with the exercise of options, Mr. Shapira entered into a tax indemnification agreement with our company. Pursuant to the indemnification agreement, Mr. Shapira agreed to indemnify and pay us any taxes (including income, employment or other withholding taxes), interest and/or penalties and other costs and expenses (including attorney’s fees incurred by us) we are required to pay as a result of our failure to withhold any federal, state, local or foreign taxes in respect of the exercise of each of his options.

On January 27, 2006, we entered into a separation agreement with Mr. Shapira, with effect from January 1, 2006 pursuant to which Mr. Shapira’s employment agreement dated March 1, 2005 (the “Employment Agreement”) was terminated. We agreed to pay Mr. Shapira severance pay in the lump sum amount of $125,000, minus applicable state and federal withholdings. Mr. Shapira retained all share options previously awarded to him, and such options vested and became exercisable on the terms set forth in the respective option certificates. We agreed to defend and indemnify Mr. Shapira to the fullest extent permitted by our charter documents and applicable law against any demand, claim, cause of action, action, loss, and/or liability that is made against him arising from or relating to Mr. Shapira’s employment with us, service as a director of our company, or otherwise. Mr. Shapira agreed to release and discharge us from any and all employment termination claims, actions, demands, rights, or damages of any kind for termination of Mr. Shapira’s employment, Employment Agreement and/or separation from our company.

(14)	Geoffrey Gee has voting and investment powers for the shares held by Sharman Networks Ltd. The principal business office of Sharman Networks Ltd. is c/o KAS Bank N.V., Fifth Floor, Ten 01D, Broad Street, London, EC2N 1AA.

(15)

Consists of 34,889 shares held by Basso Fund Ltd. (“BF”) and 129,101 shares held by Basso Multi-Strategy Holding Fund Ltd. (“BMSHF,” and together with BF, the “Funds”). Basso Capital Management, L.P. (“Basso”) is the Investment Manager to BF and BMSHF. Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer has voting and investment powers for the shares held by the Funds. Mr. Fischer disclaims beneficial ownership of the shares. The principal business office of the Funds is c/o Basso Capital Management, L.P., 1266 East Main Street, 4th Floor, Stamford, Connecticut 06902.

(16)	In June 2005, each of Mr. and Mrs. Peterson received 75,000 ordinary shares in connection with our acquisition of MingleMatch, Inc.

(17)	Gary M. Lauder is Laura Lauder’s husband. See also footnote (10).

(18)	Includes 200 shares held through the Scott M. Gerstein IRA.

(19)	Represents shares for which we are unable to obtain information regarding the beneficial owners. Our ordinary shares are traded on the Frankfurt Stock Exchange in the form of GDSs. The ordinary shares that are traded in the form of GDSs constitute approximately 60% of our outstanding shares, all of which are on deposit with The Bank of New York, our depositary bank for the GDSs. We have been unable to obtain information for beneficial owners who hold their securities through non-U.S. brokers and certain beneficial owners who have chosen not to provide information. We will provide information regarding such beneficial holders through the filing of post-effective amendments or prospectus supplements. To the extent applicable, we will file post-effective amendments to include additional selling shareholders at such times that we file post-effective amendments to update this registration statement with information from our Form 10-Q and Form 10-K filings with the Securities and Exchange Commission. In order to be included as a selling shareholder in any post-effective amendment or prospectus supplement to this registration statement, the holder must provide us with information regarding the beneficial owner, including, but not limited to, the name, total amount of shareholdings (including options and warrants), whether the beneficial owner is a broker-dealer or an affiliate of a broker-dealer, the name of the natural person with disposition power if the shares are held by an entity, and whether the holder has had a material relationship with us within the past three years. Such information will be used to prepare post- effective amendments or prospectus supplements that we file with the Securities and Exchange Commission to update the selling shareholders table. No ADSs may be delivered until such time as any information regarding such selling shareholder is included in a post-effective amendment or prospectus supplement, if not already included, and the post-effective amendment or prospectus supplement is filed with and, if applicable, declared effective by the Securities and Exchange Commission. We will (i) identify as underwriters all sellers who are broker-dealers that did not receive their shares as underwriting compensation or who are broker-dealer affiliates that acquired their shares with a view toward distribution; and (ii) with regard to the resale of shares by broker-dealer affiliates who did not purchase with a view toward distribution, disclose that (A) the seller purchased in the ordinary course of business and (B) at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

The selling shareholders, and any of their transferees, pledgees, assignees and successors-in-interest, may, from time to time, sell any or all of their shares of our ordinary shares in the form of ADSs on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; or

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus and any prospectus supplement.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions and discounts are not expected to exceed what is customary in the types of transactions involved.

In connection with the sale of our ordinary shares in the form of ADSs or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ADSs in the course of hedging the positions they assume. The selling shareholders may also sell shares of our ADSs short and deliver these securities to close out their short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus and any prospectus supplement, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are not aware of any selling shareholders that have any agreement or understanding, directly or indirectly, with any person to distribute our ADSs.

We have paid certain fees and expenses incurred by us incident to the registration of the shares.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. We are not aware if any selling shareholder has entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the ordinary shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the ordinary shares by the selling shareholders.

We intend to keep this prospectus effective until all of the shares have been sold pursuant to the prospectus and any prospectus supplement or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the ordinary shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the ordinary shares may not simultaneously engage in market making activities with respect to our ADSs for a period of one or five business days, depending on our public float and average daily trading volume, prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our ADSs by the selling shareholders or any other person. We will make copies of this prospectus and any prospectus supplement available to the selling shareholders and will inform them of the need to deliver a copy of this prospectus and any prospectus supplement to each purchaser at or prior to the time of the sale.

TAXATION

United Kingdom Tax Considerations

The following is a summary of the U.K. tax considerations relevant to shareholders and ADS holders. The summary is intended only as a general guide to current U.K. tax legislation and Inland Revenue practice and applies only to our shareholders and ADS holders who hold shares and ADSs as an investment and who are the absolute beneficial owners thereof. Certain categories of our shareholders and ADS holders may be subject to special rules and this summary does not apply to such shareholders and ADS holders. For example, certain categories of shareholders or ADS holders such as dealers, and shareholders and ADS holders who receive such shares and ADSs upon the exercise of warrants or options to purchase such shares may be subject to special rules. If you are in any doubt as to your taxation position or if you are subject to tax in any jurisdiction other than the U.K., you should consult an appropriate professional adviser immediately.

This summary does not purport to be a complete analysis or listing of all of the potential tax consequences of holding our shares or ADSs. Prospective purchasers of our ADSs and shares are advised to consult their own tax advisers concerning the consequences under U.K. laws of the acquisition, ownership and disposition of the ADSs and/or shares.

This summary is based on the existing tax laws of the United Kingdom as in effect on the date hereof and what is understood to be current U.K. Inland Revenue published practice as at the date hereof, all of which are subject to change or changes in interpretation, possibly with retroactive effect. In addition, this summary is based in part upon the representations of The Bank of New York as at the date hereof and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

Taxation of Dividends

Under current U.K. taxation legislation, no tax will be withheld or deducted for or on account of income tax from dividends paid by us.

A U.K. resident individual shareholder will generally be entitled to a tax credit in respect of any dividend received. The amount of the tax credit is equal to one-ninth of the cash dividend or 10% of the aggregate of the cash dividend and the associated tax credit (the “Gross Dividend”). An individual shareholder who, taking account of the Gross Dividend he or she receives, is liable to income tax at the basic or starting rate will pay income tax at 10% of the Gross Dividend so that the tax credit will satisfy his income tax liability on the Dividend Payment. An individual shareholder must, to the extent that his income, including the Gross Dividend, exceeds the threshold for higher rate income tax, pay income tax at 32.5% of the Gross Dividend. After deducting the tax credit, he would therefore have to account for additional income tax at 22.5% of the Gross Dividend.

U.K. resident shareholders who are not liable to U.K. tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by us.

A U.K. resident corporate shareholder will generally not be subject to U.K. corporation tax on dividends. Such shareholders will not be able to claim repayment of the tax credit attaching to dividends paid by us.

A non-U.K. resident shareholder is not generally entitled to the benefit of a tax credit in respect of any dividend received. A non-U.K. resident shareholder may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the U.K., for tax purposes, should consult his own tax adviser concerning his tax liabilities on dividends.

The tax treatment described above will also apply where dividends are received in respect of shares held in ADS form.

Taxation of Capital Gains

A holder who is not resident or ordinarily resident in the U.K. and whose shares or ADSs are not attributable to a trade, profession or vocation carried on in the United Kingdom through a branch or agency, or permanent establishment, will not be subject to U.K. tax on any gains realized on a disposal of the shares or ADSs, except as mentioned below in relation to temporarily non-U.K. resident individuals. Such a holder may however be liable to non-U.K. tax under local law.

A disposal of shares by a shareholder, or ADSs by an ADS holder, who is resident or, in the case of an individual, ordinarily resident for tax purposes in the United Kingdom or who is not U.K.-resident but carries on a trade, profession or vocation in the United Kingdom through a branch or agency, or permanent establishment, to which the shares or ADSs are attributable, may, depending on the holder’s circumstances and subject to any available exemption or relief, give rise to a chargeable gain or allowable loss for the purposes of the taxation of chargeable gains.

A holder who is an individual and who has, on or after March 17, 1998, ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than 5 complete tax years and who disposes of the shares or ADSs during that period may also be liable to U.K. taxation of chargeable gains, subject to any available exemption or relief, if that holder returns to the United Kingdom as resident or ordinarily resident within that period.

On a disposal of shares or ADSs by an individual who is resident or ordinarily resident in the United Kingdom for taxation purposes, the shares or ADSs may attract taper relief, which reduces the amount of chargeable gains according to how long the shares or ADSs have been held.

A holder of shares or ADSs who is a company resident in the United Kingdom for tax purposes will benefit from indexation allowance which, in general terms, increases the capital gains tax base cost of an asset in accordance with changes in the retail prices index and reduces any chargeable gain accordingly. This discussion assumes a shareholding of less than 10%. Corporate shareholders with an interest in the company of 10% or more may qualify for an exemption from tax on the disposal and such shareholders should consult their own tax advisors.

U.K. Inheritance and Gift Taxes

Our shares and ADSs will be assets situated in the U.K. for the purposes of U.K. inheritance tax. A gift of such assets by, or the death of, an individual holder of such assets may, subject to certain exemptions and reliefs, give rise to a liability to U.K. inheritance tax even if the holder is neither domiciled in the U.K. nor deemed to be domiciled in the U.K. under certain rules relating to long residence or previous domicile. For U.K. inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains a benefit. Special rules also apply to close companies and to trustees of settlements who hold shares bringing them within the charge to U.K. inheritance tax.

An individual who is domiciled in the U.S. for the purposes of the United Kingdom/ United States Estate and Gift Tax Convention (“the Estate Tax Treaty”) and who is not a national of the U.K. for the purposes of the Estate Tax Treaty will generally not be subject to U.K. inheritance tax in respect of our shares or ADSs on the individual’s death or on a lifetime gift of shares or ADSs, provided that the applicable U.S. federal gift or estate tax liability is paid, unless the shares or ADSs are part of the business property or a permanent establishment of an enterprise in the U.K. or pertain to a fixed base in the U.K. of an individual used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor who, at the time of the settlement, was a U.S. national, the shares or ADSs will generally not be subject to U.K. inheritance tax provided that the settlor, at the time of the settlement, was treated as domiciled in the U.S. for the purposes of the Estate Tax Treaty. In the exceptional case where the shares or ADSs are subject to both U.K. inheritance tax and to U.S. federal gift or estate tax, the Estate Tax Treaty generally provides for the tax paid in the U.K. to be credited against the tax paid in the U.S. or for tax paid in the U.S., to be credited against tax payable in the U.K. based on priority rules set out in that Treaty.

Shareholders should consult an appropriate professional adviser if they make a gift of any kind of the shares or ADSs or intend to hold any shares or ADSs through trust arrangements.

U.K. Stamp Duty and Stamp Duty Reserve Tax

The transfer on sale of a share in an English company will generally be liable to ad valorem stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer rounded up to the nearest £5. An exception to this principle is where shares are traded on CREST, an electronic share trading settlement system, which does not currently apply to our shares. The purchaser normally pays the stamp duty.

An unconditional agreement to sell a share will generally give rise to a liability on the purchaser to stamp duty reserve tax (SDRT) at the rate of 0.5% of the amount or value of the consideration for the sale. If a duly stamped transfer in respect of the agreement is produced within six years of the date on which the agreement is entered into or, if later, the date on which it becomes unconditional, any SDRT paid is repayable, generally with interest, and any unpaid SDRT charge is cancelled. There is no reciprocal treaty between the U.K. and the U.S. relating to U.K. stamp duties.

Issues or transfers of shares (1) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts or (2) to, or to a nominee or agent for, a person whose business is or includes providing clearance services, will generally be subject to stamp duty or SDRT at 1.5% of the amount or value of the consideration or the issue price, or, in certain circumstances, the value of the shares transferred, rounded up to the nearest £5 in the case of stamp duty. Strictly, the depositary or clearance operator, or its nominee, as the case may be, will be accountable for this liability for stamp duty or SDRT. However, it is anticipated that any stamp duty or SDRT payable by the Depositary will be charged to the holder of the ADS or the depositor of any security represented by the ADS. There is an exemption to the 1.5% SDRT charge that arises on the transfer of UK shares to a depository receipts system (or its nominees) where the transfer is from a clearance service.

No U.K. stamp duty will be payable on the acquisition or transfer of an ADS following its initial issuance provided that the transfer and any separate instrument of transfer remains at all times outside the United Kingdom and that the instrument of transfer is not executed in or brought into the United Kingdom. An agreement to transfer an ADS will not give rise to SDRT. On a transfer of shares from the custodian or depositary to a holder of an ADS upon cancellation of the ADS, a fixed stamp duty of £5 per instrument of transfer will be payable.

Any transfer for value of the underlying shares represented by ADSs or agreement to transfer these underlying shares may give rise to a liability on the transferee to stamp duty or SDRT at 0.5% of the value of the consideration for the transfer.

United States Tax Considerations

The following summary describes the material United States federal income tax consequences that are relevant to the acquisition, ownership and disposition of ordinary shares or ADSs and applies as long as the Company remains a foreign-chartered corporation. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service with regard to the United States federal income tax treatment relating to investment in our equity shares or ADSs and, therefore, there can be no assurance that the IRS will agree with the conclusions stated herein.

This summary is not a comprehensive description of all United States federal income tax consequences that may be relevant to a particular investor, and you are urged to consult your own tax advisor regarding your specific tax situation. This summary does not address the state, local and foreign tax consequences of an investment in our equity shares or ADSs. In addition, this summary applies only to holders who are not the selling shareholders, who hold equity shares or ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code, and it does not address the tax consequences that may be relevant to investors subject to special tax treatment, such as:

•	tax-exempt organizations;

•	regulated investment companies and real estate investment trusts;

•	insurance companies;

•	broker-dealers and traders in securities;

•	banks or other financial institutions;

•	investors whose functional currency is not the United States dollar;

•	investors that hold our equity shares or ADSs as part of a hedge, straddle or conversion transaction;

•	investors that own, directly, indirectly, or by attribution 10% or more of our total combined voting stock;

•	investors subject to the United States alternative minimum tax;

•	United States expatriates and those investors who are U.S. Holders (as defined below) and who are also tax residents of any other country; or

•	persons holding ADSs or ordinary shares through partnerships or other pass through entities.

You should consult your own tax advisor regarding the United States federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of our equity shares or ADSs in your particular circumstances.

We believe that we were not a “passive foreign investment company,” as defined in Section 1297(a) of the U.S. Internal Revenue Code, in 2006 and do not expect to become a “passive foreign investment company” in the future, and this summary so assumes.

Taxation of U.S. Holders

You are a “U.S. Holder” if you are a beneficial owner of equity shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income tax regardless of its source; or

•

a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election under U.S. Treasury regulations to be treated as a United States person.

If a partnership holds equity shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding our equity shares or ADSs should consult their own tax advisors.

For U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the shares represented by such ADSs.

Distributions on Equity Shares or ADSs

The gross amount of any distribution (other than in liquidation), including the fair market value of all distributions of ordinary shares whenever a U.S. Holder may elect to receive cash distributions in lieu of ordinary share distributions, that you receive with respect to our ordinary shares or ADSs (before reduction for U.K. income tax, if any, withheld from such distributions) generally will be included in your gross income on the day on which you, in the case where you own ordinary shares, or the Depositary, in the case where you own ADSs, receive the distribution. This distribution will be taxed to you as a dividend to the extent such distribution does not exceed our current or accumulated earnings and profits, as calculated for U.S. federal income tax purposes. Dividends received by an individual U.S. Holder during taxable years beginning before January 1, 2011 will generally be taxed at a maximum rate of 15%, provided certain holding period requirements and other conditions are satisfied. Although no such rules are currently in effect, the U.S. Internal Revenue Service may require in the future that, as a prerequisite to the application of the reduced maximum 15% rate on our dividends, we certify that we are not a “passive foreign investment company.” We will undertake reasonable steps to provide such a certification, if so required; however, if we are unable to so certify because we determine that we are in fact a “passive foreign investment company” or the certification process is materially burdensome to us, our dividends will be taxed at ordinary income tax rates.

To the extent any distribution exceeds our earnings and profits, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our ordinary shares or ADSs, as applicable, and will be applied against and reduce such basis. To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our ordinary shares or ADSs, as applicable. See “— Sale or Exchange of Equity Shares or ADSs,” below. Because we are not a United States corporation, generally, no dividends-received deduction will be allowed to a corporate U.S. Holder with respect to dividends paid by us, except as provided in Section 245 of the U.S. Internal Revenue Code.

Unless we are treated as a “U.S.-owned foreign corporation”, dividends paid by us to individual U.S. Holders should generally be treated as foreign source income for U.S. foreign tax credit limitation purposes, and subject to certain limitations, U.K. taxes, if any, withheld from a distribution will be eligible, at the election of the U.S. Holder, for credit or deduction against such Holder’s U.S. federal income tax liability. Generally, it will be more advantageous to claim a credit because a credit reduces U.S. federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. We will be treated as a “U.S.-owned foreign corporation” if 50% or more of the total combined voting power of all classes of our stock or of its total value is owned, directly or indirectly, by U.S. Holders, in which case only part of our dividend that is apportioned to our earnings and profits from non-U.S. sources would be treated as foreign source income for U.S. foreign tax credit limitation purposes. If a refund of the tax withheld is available to you under the laws of the U.K. or under an applicable treaty, the amount of tax withheld that is refundable will not be eligible for such credit against your U.S. federal income tax liability and will not be eligible for the deduction against your U.S. federal taxable income. If the dividends are qualified dividend income, the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ADSs or shares will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income.” Recently enacted legislation will modify the foreign tax credit limitation by reducing the number of classes of foreign source income to two for taxable years beginning after December 31, 2006. Under this recently enacted legislation, dividends distributed by us with respect to ADSs or ordinary shares would generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” The rules regarding the availability of foreign tax credits are complex, and U.S. Holders may be subject to different rules regarding the source of income on dividends and to various limitations on the amount of foreign tax credits that are available. We therefore urge you to consult your own tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

The gross amount of any dividend paid in foreign currency will be included in the gross income of a U.S. Holder in an amount equal to the US dollar value of the foreign currency calculated by reference to the exchange rate on the date such currency is received by the depositary. If the foreign currency received is not converted into U.S. dollars on the date of receipt, a US Holder will have a tax basis in the foreign currency equal to the currency’s U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Sale or Exchange of Equity Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the equity shares or ADSs measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in the equity shares or ADSs. Any such gain or loss will generally be U.S. source gain or loss and will be treated as long-term capital gain or loss, if your holding period in the ADSs or the shares exceeds one year. If you are a non-corporate U.S. Holder, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive Foreign Investment Company Rules

U.S. Holders generally will be subject to a special tax regime that would differ in certain material respects from the tax treatment described above if we are, or were to become, a “passive foreign investment company” for United States federal income tax purposes. We would be classified as a “passive foreign investment” company for any taxable year if either: (a) at least 75% of our gross income is passive income, or (b) at least 50% of our assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. Although the determination of whether a corporation is a “passive foreign investment company” is made annually, and thus may be subject to change, we do not believe that in 2006 we were a “passive foreign investment company” as defined in Section 1297(a) of the U.S. Internal Revenue Code, and we do not expect to become a “passive foreign investment company” in the future. We urge you to consult your own tax advisor regarding the adverse tax consequences of owning the equity shares or ADSs of a “passive foreign investment company.”

Taxation of Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of equity shares or ADSs that is not a U.S. Holder.

Distributions on Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income or withholding tax on dividends received from us with respect to equity shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States).

Sale or Exchange of Equity Shares or ADSs

Non-U.S. Holders generally will not be subject to United States federal income tax on any gain realized upon the sale, exchange or other disposition of equity shares or ADSs unless:

•

such gain is considered effectively connected with the Non-U.S. Holder’s conduct of a United States trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment maintained in the United States); or

•	if such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met.

In addition, if you are a corporate Non-U.S. Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, dividends on equity shares or ADSs, and payments of the proceeds of a sale, exchange or other disposition of equity shares or ADSs, paid to a U.S. Holder within the United States or through certain United States-related financial intermediaries are subject to information reporting and may be subject to backup withholding at a rate currently equal to 28% unless the holder:

•	is a corporation or other exempt recipient; or

•	provides an accurate taxpayer identification number and makes any other required certification.

Non-U.S. Holders generally are not subject to information reporting or backup withholding. However, such holders may be required to provide a certification to establish their non-U.S. status in connection with payments received within the United States or through certain U.S.-related financial intermediaries.

You generally will be allowed a credit of the amount of any backup withholding against your United States federal income tax liability, or you may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

THE ABOVE SUMMARIES REFLECT CERTAIN ASPECTS OF CURRENT LAW AND PRACTICE IN THE UNITED KINGDOM AND THE UNITED STATES. PROSPECTIVE SHAREHOLDERS AND ADS HOLDERS SHOULD CONSULT THEIR PROFESSIONAL ADVISERS REGARDING THE UNITED KINGDOM AND THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING, AND DISPOSING OF SUCH HOLDERS’ EQUITY SHARES OR ADSs IN SUCH HOLDERS’ PARTICULAR CIRCUMSTANCES.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E. Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the American Stock Exchange. For further information on obtaining copies of our public filings at the American Stock Exchange, you should call (212) 306-1000.

We maintain a corporate Web site at www.spark.net. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with, or furnished to, the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the SEC free of charge at our Web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our Web address is provided for informational purposes only and does not constitute incorporation by reference of the information contained at this Web site.

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act and the rules and regulations promulgated thereunder. This post-effective amendment to Form S-1 on Form S-3 is a part of that registration statement. This post-effective amendment to Form S-1 on Form S-3 does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the content of any contract, agreement or other documents referred to are not necessarily complete. With respect to each of those contracts, agreements or other documents to be filed or incorporated by reference as an exhibit to the registration statement, you should refer to the corresponding exhibit, when it is filed, for a more complete description of the matter involved and read all statements in this prospectus in light of that exhibit. The registration statement and its exhibits are available for inspection as set forth above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information and reports we file with it, which means that we can disclose important information to you by referring you to these documents. Our SEC file number is 001-32750. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed on April 2, 2007;

•	our current reports on Form 8-K filed on February 9, February 13, February 26, and March 8, 2007;

•	the description of our capital stock contained on Form 8-A filed on February 13, 2006; and

•	any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all of the securities are sold.

Upon request, we will provide, without charge, to each person to whom a copy of this prospectus is delivered a copy of the documents incorporated by reference into this prospectus. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address:

Spark Networks plc

8383 Wilshire Boulevard, Suite 800

Beverly Hills, California 90211

(323) 836-3000

Attn: Corporate Counsel

This prospectus is part of a registration statement we filed with the SEC. We have incorporated exhibits into this registration statement. You should read the exhibits carefully for provisions that may be important to you.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

LEGAL MATTERS

The validity of the issuance of the ordinary shares offered hereby was passed upon by Steptoe & Johnson, London, England.

EXPERTS

The consolidated financial statements of Spark Networks plc at December 31, 2006 and 2005, and for each of the three years ended December 31, 2006 are incorporated by reference herein from our Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

30,043,853 American Depositary Shares

SPARK NETWORKS PLC

Representing 30,043,853 Ordinary Shares

PROSPECTUS

April 26, 2007